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TABLE OF CONTENTS
URANIUM RESOURCES, INC. AND CONSOLIDATED SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127745

20,628,092 Shares of Common Stock for Resale by Certain Stockholders

Uranium Resources, Inc.

Common Stock

        This Prospectus relates to the resale of up to 20,628,092 shares of the Company's Common Stock, par value $0.001 per share, that may be offered and sold, from time to time, by the Selling Stockholders identified in this Prospectus.

        The offering price for shares sold by Selling Stockholders will be negotiated through private transactions or will be at the prevailing market price as quoted on any exchanges on which the Company's shares are traded at the time of sale. Selling Stockholders may sell their shares directly or through agents or broker-dealers acting as agents on behalf of such Selling Stockholders. The Selling Stockholders may engage brokers, dealers or agents, who may receive commissions or discounts from the Selling Stockholders.

        Uranium Resources will not receive any of the proceeds from sales of shares by Selling Stockholders. Uranium Resources will pay substantially all the expenses incident to the registration of the shares, except for sales commissions and other expenses of Selling Stockholders applicable to sales of their respective shares.

        Uranium Resources' Common Stock is not currently listed on any national securities exchange or the NASDAQ Stock Market. Uranium Resources' Common Stock is quoted on Over the Counter Bulletin Board ("OTCBB") under the symbol URRE. On June 12, 2006, the last reported sales price of Uranium Resources' Common Stock was $4.85 per share.

        Before you make your investment decision, please read carefully the "Risk Factors" section beginning on page 5, where specific risks associated with these securities are described.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Our mailing address and telephone number is as follows:

Uranium Resources, Inc.
650 South Edmonds, Suite 108
Lewisville, TX, 75067
972-219-3330

The date of this Prospectus is June 23, 2006

        You should rely only on the information contained in this Prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This Prospectus may only be used where it is legal to sell these securities. The information in this Prospectus may only be accurate on the date of this Prospectus.

PROSPECTUS SUMMARY

        This summary of selected information from this Prospectus does not contain all information that may be important to you. This Prospectus includes specific terms of this offering, information about our business and financial data. We encourage you to read this Prospectus in its entirety before making an investment decision. See "GLOSSARY OF CERTAIN URANIUM INDUSTRY TERMS" on page 44 of this Prospectus for some relevant definitions.

The Offering

Trading Symbol	URRE
Common Stock Outstanding:	51,568,589 shares of Common Stock.
Common Stock Offered by Selling Stockholders	20,628,092 shares of Common Stock. This represents 40.2% of the total outstanding shares of Company Common Stock.
Use of Proceeds	We will not receive any of the proceeds from sales of shares of Common Stock registered hereunder. We will pay substantially all the expenses incident to the registration of such shares, except for sales commissions and other expenses of Selling Stockholders.
Registration Rights	We agreed to register the shares of Common Stock subject to this Prospectus pursuant to various contractual arrangements with the Selling Stockholders.

Our Company

        We were organized in 1977 to mine uranium in the United States using the in situ leach mining process, a process in which groundwater fortified with oxidizing agents is pumped into the ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where it is further processed to a dried form of uranium that is shipped to conversion facilities for sale to our customers. This process is generally more cost effective and environmentally benign than conventional mining techniques.

        From 1988 through 1999 we produced about 6.1 million pounds of uranium from two South Texas properties, 3.5 million pounds from Kingsville Dome and 2.6 million pounds from Rosita. In 1999 we shut-in our production because of depressed uranium prices, and from the first quarter of 2000 until December 2004, we had no source of revenue and had to rely on equity infusions to remain in business and maintain the critical employees and assets of the Company until such time that uranium prices reached a level where it was prudent to commence operations.

        With the improvement in uranium spot prices to $11.00 per pound by mid 2003, the Company began steps to bring its Vasquez property into production and signed two long-term contracts, calling for deliveries of 600,000 pounds of uranium in each of 2005 through 2008. The source of production for those contracts was the Vasquez property which we expected to produce at an annual volume and for a production cost that would meet the contracted delivery requirements and yield a small gross margin.

        During 2005 we were unable to produce sufficient pounds from Vasquez to satisfy our contracted delivery requirements. As a result of the lower production and the fixed costs of operations, our cost of production has exceeded the sales price under the contracts, and we have been losing money on each pound sold. In addition, because of chemical and permeability obstacles in the Vasquez formation we have been experimenting with different oxidizing components that have added to our costs. Our production costs per pound were $20.32 for all of 2005. Because of the high cost of oxidizing agents our production costs were $35.74 per pound in December 2005.

        We have taken steps to remedy this situation. We have renegotiated all of our supply contracts with Itochu and UG and have committed to each of them 1/2 of whatever our production is in Texas at a price that is based on the market price at the time of delivery less a discount. See "OUR BUSINESS—Long-Term Delivery Contracts" for a discussion of the terms of the revised contracts, including certain conditions thereto. We now expect our annual production from the Vasquez property to approximate 400,000 pounds, and we expect to receive approximately $30.00 per pound for these sales. We have substantially reduced the use of the high cost oxidizing agents to reduce our production costs at Vasquez and expect our production costs going forward to be in the range of $25.00 to $27.00 per pound.

        Our uranium production in 2006 is forecast at approximately 800,000 pounds. Such production is expected to be 400,000 pounds from each of our Vasquez and Kingsville Dome projects.

        On February 22, 2006 we received approval of the Production Area Authorization #3 at Kingsville Dome. We commenced production at Kingsville Dome in April 2006, with sales commencing in June 2006. We expect the profitability from our Kingsville Dome production will be greater than that seen from our Vasquez production as a result of higher sales prices under our new contracts and lower costs of production than at Vasquez.

        During 2006, the Company plans to continue its program begun in 2005 to purchase additional uranium resources through the acquisition of known uranium deposits within the South Texas uranium trend. These small deposits, ranging from 1.5 to 4 million pounds of uranium, are ideally suited for the Company's satellite plant technology. The Company plans to feed the resulting production together with production from the Rosita property itself, some of which is currently permitted to produce, through the currently idle but fully permitted Rosita Plant. We believe the Rosita property has significant potential for additional production at the current market price for uranium. We plan to upgrade the Rosita Plant by the addition of an additional elution circuit and a yellowcake dryer. In addition, discussions are ongoing to obtain the exploration rights to certain large properties.

        In April 2006, we raised $50 million in equity by a sale of 10,200,307 shares of Common Stock at $4.90 per share in a private placement to selected accredited investors. The Company used the proceeds of the offering to pay UG the $12 million discussed under "OUR BUSINESS—Long-Term Delivery Contracts" and the remainder for capital costs for upgrades to the Rosita plant, permitting and development drilling for Rosita, delineation drilling for properties contiguous to the Rosita plant, land acquisition and exploration costs and working capital.

        As of December 31, 2005, we had 73 employees, including five geologists, nine engineers and two certified public accountants. We have field offices at Kingsville Dome, Vasquez, Rosita and Crownpoint, New Mexico.

RISK FACTORS

        Investing in our Common Stock will provide you with an equity ownership in Uranium Resources. As one of our stockholders, you will be subject to risks inherent to our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this Prospectus before deciding to invest in shares of our Common Stock.

        The factors identified below are important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to the future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result, or be achieved or accomplished. Taking into account the foregoing, the following are identified as important risk factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Our ability to function as an operating mining company is dependent on our ability to mine our properties at a profit sufficient to finance further mining activities and for the acquisition and development of additional properties.

        Our ability to operate on a positive cash flow basis is dependent on mining sufficient quantities of uranium at a profit sufficient to finance our operations and for the acquisition and development of additional mining properties.

Our inability to obtain financial surety would threaten our ability to continue in business.

        Future bonding requirements will increase significantly when future development and production occurs at our sites in Texas and New Mexico. The amount of the bonding for each producing property is subject to annual review and revision by regulators. We expect that the issuer of the bonds will require us to provide cash collateral equal to the face amount of the bond to secure the obligation.

Because we have limited capital, inherent mining risks pose a significant threat to us.

        Because we are small with limited capital, we are unable to withstand significant losses that can result from inherent risks associated with mining, including environmental hazards, industrial accidents, flooding, interruptions due to weather conditions and other acts of nature. Such risks could result in damage to or destruction of our wellfield infrastructure and production facilities, as well as to adjacent properties, personal injury, environmental damage and processing and production delays, causing monetary losses and possible legal liability.

More stringent federal and state regulations could adversely affect our business.

        If we are unable to obtain or maintain permits or water rights for development of our properties or otherwise fail to manage adequately future environmental issues, our operations could be materially and adversely affected. We have expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and we anticipate that we will be required to continue to do so in the future. Although we believe our properties comply in all material respects with all relevant permits, licenses and regulations pertaining to worker health and safety as well as those pertaining to the environment and radioactive materials, the historical trend toward stricter environmental regulation may continue.

The volatility of uranium prices makes our business uncertain.

        The volatility of uranium prices makes long-range planning uncertain and raising capital difficult. The price of uranium is affected by numerous factors beyond our control, including the demand for nuclear power, political and economic conditions, and legislation and production and costs of production of our competitors.

The only market for uranium is nuclear power plants, and there are only a few customers.

        We are dependent on a small number of electric utilities that buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in purchases of newly-produced uranium by electric utilities for any reason (such as plant closings) would adversely affect the viability of our business.

The price of alternative energy sources affects the demand for and price of uranium.

        The attractiveness of uranium as an alternative fuel to generate electricity is so some degree dependent on the prices of oil, gas, coal and hydro-electricity and the possibility of developing other low cost sources for energy.

Public acceptance of nuclear energy is uncertain.

        Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of nuclear technology as a means of generating electricity. Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and increase the regulation of the nuclear power industry.

Our inability to obtain insurance would threaten our ability to continue in business.

        We currently have liability and property damage insurance that we believe is adequate. However, the insurance industry is undergoing change and premiums are being increased. If premiums should increase to a level we cannot afford, we could not continue in business.

If we cannot add additional reserves to replace production in the future, we would not be able to remain in business.

        Our future uranium production, cash flow and income are dependent upon our ability to mine our current properties and acquire and develop additional reserves. There can be no assurance that our properties will be placed into production or that we will be able to continue to find and develop or acquire additional reserves.

Competition from better-capitalized companies affects prices and our ability to acquire properties and personnel.

        There is global competition for uranium properties, capital, customers and the employment and retention or qualified personnel. In the production and marketing of uranium there are about 15 major producing entities, some of which are government controlled and all of which are significantly larger and better capitalized than we are. We also compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of United States and Russian nuclear weapons and imports to the United States of uranium from the former Soviet Union.

Competition from over 35 small companies affects our ability to acquire properties and personnel and retain existing personnel.

        There are a handful of entities newly entered in the market that compete with us for properties and are attempting to become licensed to operate ISL facilities. In addition, we are aware several entities have expressed interest in hiring certain of our employees. To retain key employees, we may face increased compensation costs, including, potential new option grants.

Over 35.5% of our shares of Common Stock is controlled by Principal Stockholders and Management.

        Over 35.5% of our Common Stock is controlled by four stockholders of record. In addition, our directors and officers are the beneficial owners of about 5.5% of our Common Stock. This includes with respect to both groups shares that may be purchased upon the exercise of outstanding options. Such ownership by the Company's principal shareholders, executive officers and directors may have the effect of delaying, deferring, preventing or facilitating a sale of the Company or a business combination with a third party.

The availability for sale of a large amount of shares may depress the market price for our Common Stock.

        The Company has 51,568,589 shares of Common Stock currently outstanding, of which 60.9% or 31,409,172 shares are owned by non-affiliates of the Company and are freely transferable. All of the remaining shares may be sold under this Prospectus. The availability for sale of such a large amount of shares may depress the market price for our Common Stock and impair our ability to raise additional capital through the public sale of Common Stock. The Company has no arrangement with any of the holders of the foregoing shares to address the possible effect on the price of the Company's Common Stock of the sale by them of their shares.

PRICE RANGE OF COMMON STOCK

        Our shares have been quoted on the Over the Counter Bulletin Board since October 15, 2004 and we have been dually quoted on both the OTCBB and the Pink Sheets since that date. From January 1, 2003 until June 24, 2003, we were quoted on the OTCBB. From June 25, 2003, until October 15, 2004, we were quoted only on the Pink Sheets.

        The following table sets forth the high and low bid prices for the Common Stock as reported on the applicable markets for the periods indicated:

	Common Stock
Fiscal Quarter Ending
	High	Low
December 31, 2005	$3.28	2.20
September 30, 2005	3.40	1.68
June 30, 2005	2.84	1.60
March 31, 2005	3.88	2.60
December 31, 2004	3.52	2.56
September 30, 2004	3.00	1.44
June 30, 2004	1.32	0.80
March 31, 2004	1.52	1.00

        As of December 31, 2005, we had 40,952,127 shares of Common Stock outstanding. On that date, there were 168 holders of record.

        On March 29, 2006 the Board of Directors declared a 1 for 4 reverse stock split for stockholders of record on April 10, 2006. All of the common stock share information, share price information and share ownership information in this Prospectus has been revised to give effect to the reverse stock split, with the exception of the financial statements and the notes to the financial statements incorporated herein which are shown on a pre-split basis. Such financial statements were issued prior to the effective date of the reverse split. The split was approved by the Company's Stockholders at the 2005 Annual Meeting of Stockholders.

Dividends

        We have never paid any cash or other dividends on our Common Stock, and we do not anticipate paying dividends for the foreseeable future.

USE OF PROCEEDS

        The Company will not receive any proceeds received from the sale of the shares by the Selling Stockholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

        This Management's Discussion and Analysis or Plan of Operation contains "forward looking statements." These statements include, without limitation, statements relating to liquidity, financing of operations, continued volatility of uranium prices and other matters. The words "believes," "expects," "projects," "targets," "estimates" or similar expressions identify forward-looking statements. We do not undertake to update, revise or correct any of the forward-looking information. Readers are cautioned that such forward-looking statements should be read in conjunction with our disclosures under the heading: "Risk Factors" beginning on page 5.

RESTATEMENT OF FINANCIAL STATEMENTS

        The financial statements for the year ended December 31, 2004 and the period ended March 31, 2005 have been restated to give effect for fair value accounting of certain uranium sales contracts under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company determined that at December 31, 2003, its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and the financial statements have been restated as of such date, to record these contracts at fair value.

Financial Condition and Results of Operations

  Comparison of Quarters Ended March 31, 2006 and 2005

        Production and Sales.    In the first quarter of 2006 we produced 55,378 pounds from our Vasquez property and sold 65,615 pounds compared to production from Vasquez of 92,830 and sales of 83,280 pounds in the first quarter of 2005. In the first quarter of 2006 we had revenues of $1.1 million ($16.29 per pound) and $1.7 million ($20.49 per pound) in the first quarter of 2005. First quarter 2005 revenues included $253,000 from the renegotiation of the contract price of sales made in 2004.

        Operating Expenses.    Operating expenses and related royalties and commissions for Vasquez production sold in the first quarter of 2006 totaled $1.6 million and we incurred $19,000 of stand-by costs at the Rosita project that was charged to operations. Operating expenses and related royalties and commissions for Vasquez production sold in the first quarter of 2005 totaled $743,000; and we incurred $21,000 of stand-by costs at the Rosita project that was charged to operations.

        Depreciation and Depletion.    In the first quarter of 2006 we incurred $617,000 of depreciation and depletion cost for sales of our Vasquez production of $823,000 compared to $286,000 in the first quarter of 2005.

        Cost of Goods Sold.    Our average cost of pounds sold was $32.33 in the first quarter of 2006 compared to $10.96 in the first quarter of 2005. The cost of pounds sold includes operating expenses and depreciation and depletion. The cost for the first quarter of 2006 also includes $570,000 ($17.46 per pound) from a lower of cost or market adjustment for 32,600 pounds in inventory at March 31, 2006. There was no such inventory adjustment during the first quarter of 2005. Excluded from such costs for the first quarter of 2006 are $760,000 ($17.74 per pound) from a lower of cost or market adjustment made in December 2005 for 42,900 pounds in inventory at that date that were sold in the first quarter of 2006. There was no such lower of cost or market adjustment at year end 2004.

        Accretion and Amortization of Future Restoration Costs.    Accretion and amortization of future restoration costs in the first quarters of 2006 and 2005 totaled $133,000 and $75,000, respectively.

        General and Administrative Charges.    We incurred general and administrative charges and corporate depreciation of $963,000 in the first quarter of 2006 and $523,000 for the same period in

2005. The increase in these charges in 2006 resulted primarily from non-cash stock compensation expense, legal and other costs involved in the restructuring of our uranium sales contracts, insurance and personnel costs.

        Net Earnings and Losses.    For the first quarter ended March 31, 2006 and 2005, we had net earnings of $32.1 million and a net loss of $2.4 million respectively. The earnings in 2006 included a non-cash gain on derivatives of $34.3 million and other income of $170,000 from an agreement to update the feasibility study related to our Churchrock project in New Mexico funded by our partner. The loss in 2005 included a non-cash loss on derivatives of $2.4 million.

        Cash Flow.    As of March 31, 2006 we have a cash balance of approximately $466,000 compared to $660,000 at the same date in 2005.

        In the first quarter of 2006, we had a negative cash flow from operations of ($290,000) and used $5.1 million in investing activities primarily for production start-up capital at Kingsville Dome of $3.3 million additional wellfield development at Vasquez and other plant and equipment additions of $1.4 million. In the first quarter of 2005, we generated cash flow from operations of $755,000, primarily from sales of 83,280 pounds of uranium from our Vasquez project. We also raised $600,000 in financing activities from the issuance of one year notes.

        Our uses of cash in the first quarter of 2005 were made primarily on expenditures for property, plant and equipment at Vasquez of $688,000, additions to Kingsville Dome of $117,000 and other property additions in Texas and New Mexico of $133,000.

  Comparison of Twelve Months Ended December 31, 2005 and 2004

        Production and Sales.    In 2005, we sold 271,000 pounds of Vasquez production, resulting in revenues of $4.865 million (including $253,000 from the renegotiation of the contract price of sales that were made in the fourth quarter of 2004). We sold 72,350 pounds in 2004 (having commenced production in October of that year) and had revenues of $1.009 million.

        Net Losses.    During 2005, we had a net loss of $35.0 million compared to a net loss of $15.9 million for the corresponding period of 2004. These losses included non-cash unrealized losses on derivatives of $30.9 million and $13.1 million, respectively.

        Operating Expenses.    During 2005, operating expenses and related royalties and commissions for Vasquez production sold was $3.702 million. We incurred $73,000 of stand-by costs at the Rosita project that was charged to operations and a lower of cost or market adjustment of $515,000 was charged to operations in December 2005. The cost of sales and related royalties and commissions for Vasquez production sold in 2004 totaled $919,000; and we incurred $607,000 of pre-production and stand-by costs at the Vasquez, Kingsville Dome and Rosita projects that were charged to operations in 2004.

        Depreciation and Depletion.    During 2005, we incurred depreciation and depletion expense attributable to our Vasquez production of $1.399 million. We incurred $16,000 of stand-by depreciation cost for the Kingsville Dome and Rosita projects and a lower of cost or market adjustment of $245,000 was charged to operations in December 2005. In 2004, we incurred depreciation related to stand-by activities of $21,000 and $8,000, respectively.

        Accretion and Amortization of Future Restoration Costs.    During 2005, the accretion and amortization of future restoration costs was $348,000. In 2004, these expenses were $242,000.

        General and Administrative Charges.    In 2005, general and administrative charges and corporate depreciation were $3,209,339. In 2004, these expenses were $1,999,000. The increase in these charges in 2005 resulted primarily from stock compensation expense of $582,000 incurred in the second and fourth quarters of 2005 (see Note 9. "Stock Based Compensation") and increased personnel costs related to Vasquez, increases in insurance premiums and legal fees.

        Cash Sources and Uses.    In 2005 we had a negative cash flow from operations of $1.7 million. We spent $6.4 million in investing activities, and we raised $13.7 million from financing activities. Our net cash flow for 2005 was $5.6 million. In 2005 we spent $3.9 million at Vasquez for property, plant and equipment, $889,000 at Kingsville Dome and $1.5 million for other property additions in Texas and New Mexico. We also increased by $56,000 our restricted cash used to collateralize letters of credit pledged to secure our reclamation obligations.

        In 2004 we had a negative cash flow from operations of $2.5 million. We spent $4.8 million in investing activities, and we raised $7.3 million from financing activities. In 2004 we spent $2.7 million at Vasquez for property, plant and equipment, $905,000 at Kingsville Dome and $316,000 for other property additions in Texas and New Mexico. We also increased by $831,000 our restricted cash used to collateralize letters of credit pledged to secure our reclamation obligations.

Selected Production, Price and Cost of Uranium Sold Data
for the years ended December 31, 2005 and 2004.

	December 31,
	2005	2004
Pounds of uranium produced	310,044	76,186
Pounds of uranium sold	271,000	72,350
Average sales price per pound(1)	$17.95	$13.95
Cost of produced pounds sold(2)(3)	$20.32	$11.76
Royalties/commissions per pound	$1.31	$0.94

(1)
Average sales price per pound in 2005 includes approximately $253,000 in revenue recorded in 2005 related to the renegotiation of the contract prices completed in the first quarter of 2005 for pounds that were sold in 2004.

(2)
The cost per pound excludes standby costs incurred in of $73,000 in 2005 and standby costs of $440,000 and pre-production operational costs at Vasquez of $167,000 in 2004. Such standby and pre-production costs were charged to operating expense in 2004. It also excludes any amortization of $2.7 million of Vasquez costs capitalized in prior periods and written off prior to 2004.

(3)
The cost per pound of produced pounds sold in 2005 includes plant and wellfield operations costs ($12.35), depreciation and depletion of capital costs ($5.16) and a lower of cost or market ("LCM") adjustment to uranium inventory at December 31, 2005 ($2.81). The LCM adjustment was comprised of $1.90 per pound of operating costs and $0.91 per pound of depreciation and depletion costs. Cost of produced pounds sold in 2004 includes plant and wellfield operations costs ($8.50) and depreciation and depletion of capital costs ($3.26). The estimated future costs of restoring the groundwater and the reclamation and decommissioning of surface facilities ($1.20/lb.) are treated as a period cost and are not included herein as a cost of production.

  Liquidity—Cash Sources and Uses for 2006

        During the fourth quarter of 2004 we commenced mining operations at our Vasquez property after a period beginning in mid 1999 when our mining operations were shut down due to low uranium prices. During that five-year shut in period we had no revenues and were able to maintain minimal operations, primarily reclamation activities in South Texas, largely as a result of equity infusions. With the improvement in uranium spot prices by mid 2003, the Company began steps to bring its Vasquez property into production and signed two long-term contracts, calling for deliveries of 600,000 pounds of uranium in each of 2005 through 2008. The source of production for those contracts was the Vasquez property which we expected to produce at an annual volume and for a production cost that would meet the contracted delivery requirements and yield a small gross margin.

        During 2005 we were unable to produce sufficient pounds from Vasquez to satisfy our contracted delivery requirements. As a result of the lower production and the fixed costs of operations, our cost of production has exceeded the sales price under the contracts, and we have been losing money on each pound sold. In addition, because of chemical and permeability obstacles in the Vasquez formation we have been experimenting with different oxidizing components that have added to our costs. Our production costs per pound were $20.32 for all of 2005. Because of the high cost of oxidizing agents our production costs were $35.74 per pound in December 2005.

        We have taken steps to remedy this situation. We have renegotiated all of our supply contracts with Itochu and UG and have committed to each of them 1/2 of whatever our production is in South Texas at a price that is the average spot price for the eight weeks prior to the date of delivery less a discount. See "OUR BUSINESS—Long-Term Delivery Contracts" for a discussion of the terms of the revised contracts.

        Our uranium production in 2006 is forecast at approximately 800,000 pounds. Such production is expected to be 400,000 pounds from each of our Vasquez and Kingsville Dome projects. Our Kingsville Dome project began production in April 2006.

        In April 2006 we raised $50 million by a sale of 10,200,307 shares of Common Stock at $4.90 per share in a private placement to selected accredited investors. In addition to the foregoing proceeds, the Company had $5.9 million in cash on hand at December 31, 2005 and projects $24 to $25 million of revenues from uranium sales in 2006 from of our Vasquez and Kingsville Dome production (assuming the current market price for uranium sales held constant for the year).

        In addition to the $12 million paid to UG, we expect to use $10.6 million for ongoing Vasquez new wellfield development and related activities (including financial surety requirements of $1.8 million); $9.6 million for development and production activities to start-up production at Kingsville Dome (including financial surety requirements of $1.4 million); $8.3 million for refurbishment and expansion of the Rosita production plant and for Rosita wellfield development and production start-up; $.8 million for land acquisition and holding costs for our Texas and New Mexico properties; $.7 million for groundwater restoration at our Kingsville Dome and Rosita projects; $2.1 million for equipment and South Texas working capital; $4.5 million to cover working capital deficits prior to the end of the third quarter; and the balance for exploration, development and permitting in South Texas and further development of our South Texas and New Mexico properties.

        We expect to have positive cash flow from operations by the end of the third quarter as a result of the restructuring of our sales contracts.

Derivative Financial Instruments

        The Company has determined that its long-term uranium sales contracts meet the definition of derivative financial instruments for financial statement reporting purposes, and as of such date, are recorded on the balance sheet at fair value. Changes in the fair value of such derivatives recorded on the balance sheet are recorded in the consolidated statements of operations in current earnings as they occur. Such changes in the Company's derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts.

        The Company amended these contracts in March 2006. The amended contracts obligate the Company to deliver 50% of its uranium production to each customer, and do not obligate the Company to deliver any uranium in excess of its production. The Company has determined that the terms of the amended contracts substantially eliminate their qualification as derivatives and therefore, with the exception of the delivery of approximately 21,000 pounds under the UG contract, are not required to be valued at fair value.

        Management applies significant judgment in estimating the fair value of instruments that are highly sensitive to assumptions regarding uranium prices and market volatilities. Future factors, such as changes in uranium market price, changes in pricing and delivery terms and the physical delivery of produced uranium under the contracts, among others, may impact the amount of the liability. Variations in these factors could materially affect amounts credited or charged to operations to reflect the changes in fair market value of derivatives.

Contingent Liabilities—Off Balance Sheet Arrangements

        In April 2006, the Company completed the sale of 10,200,307 shares of its Common Stock at $4.90 per share to accredited investors resulting in gross proceeds of approximately $50 million before expenses of the offering. The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares. Such shares are subject to certain resale registration rights that include penalties (1% per month) in the event registration statement does not become effective in a timely manner or if the registration statement fails to remain effective.

        The Company has obtained financial surety relating to certain of its future restoration and reclamation obligations as required by the State of Texas regulatory agencies. The Company has bank Letters of Credit (the "L/C's) and performance bonds issued for the benefit of the Company to satisfy such regulatory requirements. The L/C's were issued by Bank of America and the performance bonds have been issued by United States Fidelity and Guaranty Company ("USF&G"). L/C's for $1.1 million and $944,000 were issued at March 31, 2006 and December 31, 2005, respectively, such L/C's are collateralized in their entirety by certificates of deposit.

        Performance bonds totaling $2,835,000 were issued for the benefit of the Company at March 31, 2006 and December 31, 2005. USF&G has required that the Company deposit funds collateralizing a portion of the bonds. The amount of bonding issued by USF&G exceeded the amount of collateral by $2,491,000 at March 31, 2006 and December 31, 2005, respectively. In the event that USF&G is required to perform under its bonds or the bonds are called by the state agencies, the Company would be obligated to pay any expenditure in excess of the collateral.

Critical Accounting Policies

        Our significant accounting policies are described in Note 2 to the consolidated financial statements on page F-21 of this prospectus. We believe our most critical accounting policies involve those requiring the use of significant estimates and assumptions in determining values or projecting future costs.

        Specifically regarding our uranium properties, significant estimates were utilized in determining the carrying value of these assets. These assets have been recorded at their estimated net realizable value for impairment purposes on a liquidation basis, which is less than our cost. The actual value realized from these assets may vary significantly from these estimates based upon market conditions, financing availability and other factors.

        Regarding our reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs to complete the groundwater restoration and surface reclamation at our mine sites. The actual cost to conduct these activities may vary significantly from these estimates.

        Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

        The accounts of the Company are maintained in United States dollars. All dollar amounts in the financial statements are stated in United States dollars except where indicated.

Impact of Recent Accounting Pronouncements

        In March 2004, the EITF reached consensus on Issue 04-3, "Mining Assets: Impairment and Business Combinations." EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. The Company assesses impairment on the projected mine life of each project utilizing existing technology. The release, which was effective for business combinations and impairment testing after March 31, 2004, did not have a significant impact on the Company's consolidated financial results.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material ("spoilage") and requires such costs to be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead costs be based on normal capacity. The Statement is effective for years beginning after June 15, 2005, with early adoption permitted. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 153, "Exchange of Nonmonetary Assets an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R) "Share-Based Payments." SFAS No. 123R requires that the cost from all share-based payment transactions, including stock options, be recognized in the financial statements at fair value. SFAS No. 123R is effective for the Company in the first interim period after December 15, 2005. SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for a grant of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Company will adopt the provisions of SFAS No. 123R on January 1, 2006. Compensation expense will be recognized for all newly granted options after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123R, will be recognized ratably over the remaining vesting period. The implementation of SFAS No. 123R expected to result in a non-cash charge against earnings in the first quarter of 2006 of approximately $320,000.

        In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in operating costs in the same period as the revenue from the sale of inventory. The EITF 04-6 applies specifically to conventional mining operations (open pit mining), and as a result the company does not believe it is applicable to the Company's in situ recovery mining operations.

OUR BUSINESS

The Company and Current Plan of Operation

        We were organized in 1977 to mine uranium in the United States using the in situ leach mining process, a process in which groundwater fortified with oxidizing agents is pumped into the ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where it is further processed to a dried form of uranium that is shipped to conversion facilities for sale to our customers. This process is generally more cost effective and environmentally benign than conventional mining techniques.

        From 1988 through 1999 we produced about 6.1 million pounds of uranium from two South Texas properties, 3.5 million pounds from Kingsville Dome and 2.6 million pounds from Rosita. In 1999 we shut-in our production because of depressed uranium prices, and from the first quarter of 2000 until December 2004, we had no source of revenue and had to rely on equity infusions to remain in business and maintain the critical employees and assets of the Company until such time that uranium prices reached a level where it was prudent to commence operations.

        With the improvement in uranium spot prices to $11.00 per pound by mid 2003, the Company began steps to bring its Vasquez property into production and signed two long-term contracts, calling for deliveries of 600,000 pounds of uranium in each of 2005 through 2008. The source of production for those contracts was the Vasquez property which we expected to produce at an annual volume and for a production cost that would meet the contracted delivery requirements and yield a small gross margin.

        During 2005 we were unable to produce sufficient pounds from Vasquez to satisfy our contracted delivery requirements. As a result of the lower production and the fixed costs of operations, our cost of production has exceeded the sales price under the contracts, and we have been losing money on each pound sold. In addition, because of chemical and permeability obstacles in the Vasquez formation we have been experimenting with different oxidizing components that have added to our costs. Our production costs per pound were $20.32 for all of 2005. Because of the high cost of oxidizing agents our production costs were $35.74 per pound in December 2005.

        We have taken steps to remedy this situation. We have renegotiated all of our supply contracts with Itochu and UG and have committed to each of them 1/2 of whatever our production is in Texas at a price that is based on the market price at the time of delivery less a discount. See "OUR BUSINESS—Long-Term Delivery Contracts" for a discussion of the terms of the revised contracts, including certain conditions thereto. We now expect our annual production from the Vasquez property to approximate 400,000 pounds, and we expect to receive approximately $30.00 per pound for these sales. We have substantially reduced the use of the high cost oxidizing agents to reduce our production costs at Vasquez and expect our production costs going forward to be in the range of $25.00 to $27.00 per pound.

        Our uranium production in 2006 is forecast at approximately 800,000 pounds. Such production is expected to be 400,000 pounds from each of our Vasquez and Kingsville Dome projects.

        On February 22, 2006 we received approval of the Production Area Authorization #3 at Kingsville Dome. We commenced production at Kingsville Dome in April 2006, with sales commencing in June 2006. We expect the profitability from our Kingsville Dome production will be greater than that seen from our Vasquez production as a result of higher sales prices under our new contracts and lower costs of production than at Vasquez.

        During 2006, the Company plans to continue its program begun in 2005 to purchase additional uranium resources through the acquisition of known uranium deposits within the South Texas uranium trend. These small deposits, ranging from 1.5 to 4 million pounds of uranium, are ideally suited for the

Company's satellite plant technology. The Company plans to feed the resulting production together with production from the Rosita property itself, some of which is currently permitted to produce, through the currently idle but fully permitted Rosita Plant. We believe the Rosita property has significant potential for additional production at the current market price for uranium. We plan to upgrade the Rosita Plant by the addition of an additional elution circuit and a yellowcake dryer. In addition, discussions are ongoing to obtain the exploration rights to certain large properties.

        In April 2006, we raised $50 million in equity by a sale of 10,200,307 shares of Common Stock at $4.90 per share in a private placement to selected accredited investors. The Company used the proceeds of the offering to pay UG the $12 million discussed under "OUR BUSINESS—Long-Term Delivery Contracts" and the remainder for capital costs for upgrades to the Rosita plant, permitting and development drilling for Rosita, delineation drilling for properties contiguous to the Rosita plant, land acquisition and exploration costs and working capital.

        As of December 31, 2005, we had 73 employees, including five geologists, nine engineers and two certified public accountants. We have field offices at Kingsville Dome, Vasquez, Rosita and Crownpoint, New Mexico.

Uranium Reserves/Mineralized Material

        Based on the reports of Richard F. Douglas, Ph.D. ("Douglas Reports") our Vasquez property had proven and probable in-place reserves of 3.1 million pounds (1.99 million pounds estimated as recoverable); our Kingsville Dome property had 318,000 pounds of probable in-place reserves of which 223,000 pounds or 70% is estimated to be recoverable; and our New Mexico properties collectively have about 36.6 million pounds of in-place mineralized uranium materials, of which we are unable to estimate the amount that may be recoverable. In addition, although not covered by the Douglas Reports, the Company's internal estimates are that there is potential in South Texas for approximately 10.7 million pounds of in-place mineralized material on properties currently leased by the Company and approximately 16 million pounds of in-place mineralized material on properties targeted for acquisition or lease. The Company has also targeted certain areas in South Texas to attempt to acquire the exploration rights, for which the Company estimates that up to 15 million pounds of in-place mineralized material may exist. In New Mexico, the Company's internal estimates are that there is potential for approximately 44.5 million pounds of in-place mineralized material on properties currently owned or leased by the Company and 27 million pounds of in-place mineralized material on a property targeted for lease. The Company has engaged an independent engineer to confirm the Company's internal estimates on properties in South Texas and New Mexico that are currently owned or leased. None of the foregoing estimates complies with the National Instrument 43-101 rule of Canadian Securities Administrators.

Long-Term Delivery Contracts

        The following table provides information as of March 31, 2006 concerning our long-term sales contracts. Prior to March 2006 we had two contracts with Itochu Corporation and two with UG USA, Inc. Under those contracts the Company was obligated to deliver an aggregate of 600,000 pounds in each of the years 2005 through 2008, and the buyer had the right to increase or decrease those deliveries by 15%. The average price for such deliveries was $17.95 in 2005 and was anticipated to have been $14.58 per pound in 2006. These contracts were entered into at a time when the spot price for uranium was less than $15 per pound, substantially below the $40 per pound in effect as of March 25, 2006. Two other contracts with these buyers called for aggregate deliveries of 645,000 pounds by December 31, 2007 priced at the spot price at the time of delivery less an average of $3.80 per pound.

        In March 2006 we entered into a new contract with Itochu and a new contract with UG that supersede the existing contracts. Each of the new contracts calls for delivery of one-half of our actual production from our Vasquez property and other properties in Texas currently owned or hereafter acquired by the Company (excluding certain large potential exploration plays). The terms of such contracts are summarized below.

        The Itochu Contract.    Under the Itochu contract all production from the Vasquez property will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $6.50 per pound, with a floor for the spot price of $37 and a ceiling of $46.50. Other Texas production will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $7.50 per pound, with a floor for the spot price of $37 and a ceiling of $43. On non-Vasquez production the price paid will be increased by 30% of the difference between actual spot price and the $43 ceiling up to and including $50 per pound. If the spot price is over $50 per pound the price on all Texas production will be increased by 50% of such excess. The floor and ceiling and sharing arrangement over the ceiling applies to 3.65 million pounds of deliveries, after which there is no floor or ceiling. Itochu has the right to cancel any deliveries on six-month's notice.

        We have also entered into a letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico. See "Joint Venture for Churchrock Property." We anticipate entering into a definitive joint venture agreement with Itochu by July 1, 2006. If the Company fails to use good faith efforts to negotiate and enter into such definitive agreement, the foregoing terms will terminate and the original contract terms will be reinstated effective for all deliveries after the occurrence of such determination. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study, currently anticipated to occur around the end of 2006. If Itochu should terminate the venture at that time, we would no longer receive the additional price of 30% of the excess over $43 per pound outlined above. If we should terminate the venture at that time, the original contract terms will be reinstated from that time forward.

        The UG Contract.    Under the UG contract all production from the Vasquez property and other Texas production will be sold at a price equal to the month-end long-term contract price for the second month prior to the month of delivery less $6 per pound until (i) 600,000 pounds have been sold in a particular delivery year and (ii) an aggregate of 3 million pounds of Uranium has been sold. After the 600,000 pounds in any year and 3 million pounds total have been sold, UG will have a right of first refusal to purchase other Texas production at a price equal to the average spot price for a period prior to the date of delivery less 4%. In consideration of UG's agreement to restructure its previously existing contract, we have agreed to pay UG $12 million in cash, subject to our ability to raise the cash. We paid the $12 million to UG with funds raised in our equity offering that was recently consummated.

        Production and Revenue Forecasts.    The following table contains the Company's best estimate as of March 31, 2006 of future deliveries under the foregoing contracts based on current spot and long-term prices held constant.

	2006	2007	2008	2009	Total
Number of customers	2	2	2	2
Total long-term deliveries (000's of pounds)	840	1,770	2,001	2,007	6,618
Total sales (000's)	$25,500	58,740	66,719	66,929	217,887
Average sales price per pound:	$30.36	$33.19	$33.34	$33.35	$32.92

Joint Venture for Churchrock Property

        We have entered into a non-binding letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico, under which Itochu will fund all development costs currently estimated at $32 million primarily through a debt facility that it will provide. Itochu and the

Company will split the profits 50-50 and the Company will be the Managing Partner and receive a management fee. For revenues in excess of $30 per pound, the Company will receive additional payments under the joint venture. The Company estimates that the Churchrock property will yield about 12 million pounds of uranium. These terms are subject to the parties negotiating and signing a definitive agreement, and the parties are working towards the preparation and signing of the agreement by July 1, 2006. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study. Itochu is funding $675,000 for the cost of the study.

Overview of the Uranium Industry

        The only significant commercial use for uranium is as fuel for nuclear power plants for the generation of electricity. During 2003, 440 nuclear power plants were operating in the world and consumed an estimated 173 million pounds of uranium. Worldwide production of uranium in 2004 (the most recent year for which statistics are available) was only about 102 million pounds. In the United States, there are 104 nuclear power plants that produce about 21% of the electricity used.

        Based on reports by the Ux Consulting Company, LLC ("Ux") and the Uranium Institute ("UI"), since the early 1990s, worldwide uranium production has satisfied only 51% of worldwide demand, and this ratio has also been true in the Western world. Ux reports that the gap has been filled by secondary supplies, such as inventories held by governments, utilities and others in the fuel cycle, including the highly enriched uranium (HEU) inventories which are a result of the agreement between the US and Russia to blend down nuclear warheads.

        Ux reports that secondary sources combined with uranium production from existing uranium mines will not be sufficient to meet the world's requirements. New production will be needed. Ux projects that the industry will need uranium prices to remain at or near current prices to stimulate the capital investment needed to support such new production.

        Spot price is the price at which uranium may be purchased for delivery within one year. Spot prices have been more volatile historically than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 per pound in 1978, declining to $7.25 per pound in October 1991, increasing to $16.50 per pound in May 1996 and again declining to $7.10 at December 31, 2000. The spot price was $40.50 at March 20, 2006.

        The following graph shows spot prices per pound from 1983 to March 20, 2006, as reported by Trade Tech and Ux.

All prices beginning in 1993 represent U3O8 deliveries available to U.S. utilities.

The In Situ Leach Mining Process

        The in situ leach mining process is a form of solution mining. It differs dramatically from conventional mining techniques. The in situ leach technique avoids the movement and milling of significant quantities of rock and ore as well as mill tailing waste associated with more traditional mining methods. It is generally more cost-effective and environmentally benign than conventional mining. Historically, the majority of United States uranium production resulted from either open pit surface mines or underground shaft operations.

        The in situ leach process was first tested for the production of uranium in the mid-1960s and was first applied to a commercial-scale project in 1975 in South Texas. It was well established in South Texas by the late 1970's, where it was employed in about twenty commercial projects, including two operated by us.

        In the in situ leach process, groundwater fortified with oxygen and other solubilizing agents is pumped into a permeable ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface. The fluid-bearing uranium is then circulated to an ion exchange column on the surface where uranium is extracted from the fluid onto resin beads. The fluid is then reinjected into the ore body. When the ion exchange column's resin beads are loaded with uranium, they are removed and flushed with a salt-water solution, which strips the uranium from the beads. This leaves the uranium in slurry, which is then dried and packaged for shipment as uranium powder.

        We have historically used a central plant for the ion exchange. In order to increase operating efficiency and reduce future capital expenditures, we are now designing and developing wellfields using a wellfield-specific remote ion exchange methodology. Instead of piping the solutions over large distances through large diameter pipelines and mixing the waters of several wellfields together, each wellfield will be mined using a dedicated satellite ion exchange facility. This will allow ion exchange to take place at the wellfield instead of at the central plant. A wellfield consists of a series of injection wells, production (extraction) wells and monitoring wells drilled in specified patterns. Wellfield pattern is crucial to minimizing costs and maximizing efficiencies of production. The satellite facilities allow mining of each wellfield using its own native groundwater. This eliminates problems associated with progressive buildup of dissolved solids in the groundwater, thereby enhancing mining efficiencies and uranium recoveries.

Environmental Considerations and Permitting

        Uranium mining is regulated by the federal government, states and, where conducted in Indian Country, by Indian tribes. Compliance with such regulation has a material effect on the economics of our operations and the timing of project development. Our primary regulatory costs have been related to obtaining licenses and permits from federal and state agencies before the commencement of mining activities.

        Radioactive Material License.    Before commencing operations in both Texas and New Mexico, we must obtain a radioactive material license. Under the federal Atomic Energy Act, the United States Nuclear Regulatory Commission has primary jurisdiction over the issuance of a radioactive material license. However, the Atomic Energy Act also allows for states with regulatory programs deemed satisfactory by the Commission to take primary responsibility for issuing the radioactive material license. The Commission has ceded jurisdiction for such licenses to Texas, but not to New Mexico. Such ceding of jurisdiction by the Commission is hereinafter referred to as the "granting of primacy."

        The Texas Department of Health is the permitting agency for the radioactive material license. For operations in New Mexico, radioactive material licensing is handled directly by the United States Nuclear Regulatory Commission.

        See "Description of Properties" and "Legal Proceedings" for the status of our radioactive material license for New Mexico and our Texas properties.

        Underground Injection Control Permits ("UIC").    The federal Safe Drinking Water Act creates a nationwide regulatory program protecting groundwater. This act is administered by the United States Environmental Protection Agency (the "USEPA"). However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the Safe Drinking Water Act allows for the UIC permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the Safe Drinking Water Act under two conditions. First the state's program must have been granted primacy. Second, the USEPA must have granted, upon request by the state, an aquifer exemption. The USEPA may delay or decline to process the state's application if the USEPA questions the state's jurisdiction over the mine site.

        Texas has been granted primacy for its UIC programs, and the Texas Commission on Environmental Quality administers UIC permits. The Texas Commission on Environmental Quality also regulates air quality and surface deposition or discharge of treated wastewater associated with the in situ leach mining process.

        New Mexico has also been granted primacy for its program. The Navajo Nation has been determined eligible for treatment as a state, but it has not requested the grant of primacy from the USEPA. Until the Navajo Nation has been granted primacy, in situ leach uranium mining activities within Navajo Nation jurisdiction will require UIC permit from the USEPA. Despite some procedural differences, the substantive requirements of the Texas, New Mexico and USEPA underground injection control programs are very similar.

        Properties located in Indian Country remain subject to the jurisdiction of the USEPA. Some of our properties are located in areas that are in dispute. For these properties, we are a bystander in a dispute between New Mexico regulators and the USEPA.

        See "Description of Properties" and "Legal Proceedings" for a description of the status of our UIC permits in Texas and New Mexico.

        Other.    In addition to radioactive material licenses and underground injection control permit, we are also required to obtain from governmental authorities a number of other permits or exemptions, such as for wastewater discharge, for land application of treated wastewater, and for air emissions.

        In order for a licensee to receive final release from further radioactive material license obligations after all of its mining and post-mining clean up have been completed in Texas, approval must be issued by the Texas Department of Health along with concurrence from the United States Nuclear Regulatory Commission and in New Mexico by the United States Nuclear Regulatory Commission.

        In addition to the costs and responsibilities associated with obtaining and maintaining permits and the regulation of production activities, we are subject to environmental laws and regulations applicable to the ownership and operation of real property in general, including, but not limited to, the potential responsibility for the activities of prior owners and operators.

        The current environmental regulatory program for the in situ leach industry is well established. Many in situ leach mines have gone full cycle without any significant environmental impact. However, the public anti-nuclear lobby can make environmental permitting difficult and timing unpredictable.

Reclamation and Restoration Costs and Bonding Requirements

        At the conclusion of mining, a mine site is decommissioned and decontaminated, and each wellfield is restored and reclaimed. Restoration involves returning the aquifer to its pre-mining use and removing evidence of surface disturbance. Restoration can be accomplished by flushing the ore zone with native ground water or using reverse osmosis to remove ions, minerals and salts to provide clean water for reinjection to flush the ore zone. Decommissioning and decontamination entails dismantling and removing the structures, equipment and materials used at the site during the mining and restoration activities.

        The Company is required by the State of Texas regulatory agencies to obtain financial surety relating to certain of its future restoration and reclamation obligations. The Company has a combination of bank Letters of Credit (the "L/C's) and performance bonds issued for the benefit of the Company to satisfy such regulatory requirements. The L/C's were issued by Bank of America and the performance bonds have been issued by United States Fidelity and Guaranty Company ("USF&G"). The L/C's relate primarily to our operations at our Vasquez project and amounted to $944,000 and $897,000, at December 31, 2005 and 2004, respectively. The L/C's are collateralized in their entirety by certificates of deposit.

        The performance bonds were $2,835,000 on December 31, 2005 and 2004 and related primarily to our operations at Kingsville Dome and Rosita. USF&G has required that the Company deposit funds collateralizing a portion of the bonds, and we have deposited approximately $344,000 and $335,000 at December 31, 2005 and 2004 respectively, as cash collateral for such bonds. We are obligated by agreement with the bonding company to increase the cash collateral to an amount equal to 50% of the amount of the bonds, plus an additional $0.50 for each pound of uranium produced until the account accumulates an additional $1.0 million.

        We estimate that our actual reclamation liabilities for completed operations at Kingsville Dome and Rosita and current operations at Vasquez at December 31, 2005, are about $4.6 million of which the present value of $3.6 million is recorded as a liability as of December 31, 2005. Under an agreement reached on March 1, 2004, with the Texas regulatory agencies and our bonding company we agreed to fund ongoing groundwater restoration at the Kingsville Dome and Rosita mine sites at specified treatment rates, utilizing a portion of our cash flow from sales of uranium from the Vasquez site as a substitute for additional bonding.

        These financial surety obligations are reviewed and revised periodically by the Texas regulators.

        In New Mexico, surety bonding will be required before commencement of mining and will be subject to annual review and revision by the United States Nuclear Regulatory Commission and the State of New Mexico or the USEPA.

Water Rights

        Water is essential to the in situ leach process. It is readily available in South Texas. In Texas, water is subject to capture, and we do not have to acquire water rights through a state administrative process. In New Mexico, water rights are administered through the New Mexico State Engineer and can be subject to Indian tribal jurisdictional claims. New water rights or changes in purpose or place of use or points of diversion of existing water rights, such as those in the San Juan and Gallup Basins where our properties are located, must be obtained by permit from the State Engineer. Applications may be approved subject to conditions that govern exercise of the water rights.

        Jurisdiction over water rights becomes an issue in New Mexico when an Indian nation, such as the Navajo Nation, objects to the State Engineer's authority and claims tribal jurisdiction over Indian Country. This issue may result in litigation between the Indian nation and the state, which may delay action on water right applications, and can require applications to the appropriate Indian nation and continuing jurisdiction by the Indian nation over use of the water. The foregoing issues arise in connection with certain of our New Mexico properties.

        In New Mexico, we hold approved water rights to provide sufficient water to conduct mining at the Churchrock project for the projected life of the mine. We also hold three unprotested senior water rights applications that, when approved, would provide sufficient water for the projected life of the

Crownpoint project. The water rights for the Crownpoint project are in the review process by the New Mexico State Engineer Offices. We cannot estimate the timing of the completion of such review but do expect a favorable result once the review is completed.

Competition

        We market uranium to utilities in direct competition with supplies available from various sources worldwide. The Company competes primarily based on price.

DESCRIPTION OF PROPERTIES

South Texas

  Kingsville Dome

        The Property.    The Kingsville Dome property consists of mineral leases from private landowners on about 2,354 gross and net acres located in central Kleberg County, Texas. The leases provide for royalties based upon a percentage of uranium sales of 6.25%. The leases have expiration dates ranging from 2000 to 2007. With a few minor exceptions, all the leases contain clauses that permit us to extend the leases not held by production by payment of a per acre royalty ranging from $10 to $30. We have paid such royalties on all material acreage.

        Production History.    Initial production commenced in May 1988. From then until July 1999, we produced a total of 3.5 million pounds. Production was stopped in July 1999, because of depressed uranium prices.

        Further Development Potential.    We believe that there is a significant quantity of uranium remaining at Kingsville Dome. We commenced production in April 2006. We spent about $900,000 in capital expenditures in 2005, for permitting and licensing, plant and equipment upgrades, wellfield development and land holding costs.

        Permitting Status.    A radioactive material license and underground injection control permit have been issued. As new areas are proposed for production, additional authorizations under the area permit are required. Approval of our Production Area Authorization #3 was received in February 2006 which allows for the start-up of production at Kingsville Dome. Production commenced in April 2006. See "Legal Proceedings."

        Restoration and Reclamation.    During 2005, we conducted restoration activities as required by the permits and licenses on this project, spending approximately $358,000 on such activities. In 2004, we spent about $256,000 in restoration costs.

  Rosita

        Based on the significant increase in the market price of uranium, we have reevaluated the potential for uranium production at the Rosita project and concluded that the properties contain sufficient uranium to resume production. In order to produce this property, we will need to spend about $3 million to fund the development and plant refurbishment necessary to bring this project back on-line. We are conducting restoration and reclamation, of which $618,000 was spent in 2005. In 2004, we spent about $315,000 for restoration and reclamation activities.

  Vasquez

        The Property.    We have a mineral lease on 872 gross and net acres located in southwestern Duval County, in South Texas. The term expires in February 2008. The lease provides for royalties based upon

6.25% of uranium sales below $25.00 per pound and royalty rate increases on a sliding scale up to 10.25% for uranium sales occurring at or above $40.00 per pound.

        Development Plan.    We commenced production from this property in October 2004. We spent about $3.9 million in capital expenditures at Vasquez in 2005. We produced 310,000 pounds of uranium in 2005 and sold 271,000 pounds. We spent about $2.7 million in capital expenditures at Vasquez in 2004. We produced 76,200 pounds of uranium in 2004 and sold 72,350 pounds.

        Permitting Status.    All of the required permits for this property have been received.

New Mexico Properties

        General.    We have various interests in properties located in New Mexico. We have patented and unpatented mining claims, mineral leases and some surface leases. We have spent $10.9 million to date on permitting for New Mexico. Additional expenditures will be required and could be material. We are unable to estimate the amount. We expect that whatever is spent will occur over multiple years. See "Legal Proceedings" for a discussion of the current status of our license for New Mexico.

  Churchrock

        The Property.    The Churchrock project encompasses about 2,200 gross and net acres. The properties are located in McKinley County, New Mexico and consist of three parcels, known as Section 8, Section 17 and Mancos. None of these parcels lies within the area generally recognized as constituting the Navajo Reservation. We own the mineral estate in fee for both Section 17 and the Mancos properties. We own patented mining claims on Section 8.

        The surface estate on Section 17 is owned by the United States Government and held in trust for the Navajo Nation. We have royalty obligations ranging from 5% to 6 1/4% and a 2% overriding royalty obligation to the Navajo Nation for surface use agreements.

        Development Plan.    We anticipate that Churchrock will be the first of our New Mexico properties we will develop. We spent about $382,000 in 2005 for permitting activities and land holding costs and about $124,000 in 2004 for permitting activities and land holding costs.

        Water Rights.    The State Engineer approved our water rights application in October 1999 and granted us sufficient water rights for the life of Churchrock.

        Permitting Status.    We have the radioactive material license for Section 8. This license is subject to the continuing proceedings described under "Legal Proceedings." With respect to the UIC permits, see "Legal Proceedings." We do not plan to pursue permits for Mancos at this time.

  Crownpoint

        The Property.    The Crownpoint properties are located in the San Juan Basin, 22 miles northeast of our Churchrock deposits and 35 miles northeast of Gallup, New Mexico, adjacent to the town of Crownpoint. The Properties consist of 619 gross and 521.8 net acres. We are currently in negotiations for a lease on a 60% mineral interest in certain of the acreage.

        Development Plan.    We spent about $397,000 in 2005 for permitting activities and land holding costs and about $61,000 in 2004 for permitting activities and land holding costs.

        Water Rights.    We have three pending applications for appropriations of water, which give us the first three "positions in line" on the hearings list for the San Juan Basin. Certain of the water rights may involve a claim of jurisdiction by the Navajo Nation.

        Permitting Status.    See "Legal Proceedings" for a discussion of the radioactive material license for Crownpoint. The surface estate on Section 19 and 29 is owned by the United States Government and held in trust for the Navajo Nation and may be subject to the same jurisdictional dispute with respect to the UIC permit as for Section 8 and 17 in Churchrock.

  West Largo and Roca Honda

        In March 1997, we acquired the fee interest in 177,000 acres in northwestern New Mexico. Several significant occurrences of uranium mineralization are known to be within this acreage, including the West Largo property and the Roca Honda property. Uranium exploration was conducted by other companies on these properties in the past, and we own the result of these past drilling and exploration programs.

        The West Largo property is about 21 miles north of the town of Milan and about 1.5 miles west of State Highway 509 in McKinley County, New Mexico. The property lies about 3 miles to the northwest of the Ambrosia Lake District, a major producer of uranium by means of underground operations from the late 1950s to the early 1980s.

        The Roca Honda property lies about 4 miles northwest of the town of San Mateo in McKinley County, New Mexico. We also own 36 unpatented mining claims encompassing approximately 640 acres that are adjacent to the fee land.

Insurance

        Our property is covered by various types of insurance including property and casualty, liability and umbrella coverage. We have not experienced any material uninsured or under insured losses related to our properties in the past and believe that sufficient insurance coverage is in place. Future losses if sustained would not be material.

Reclaimed Properties

        We have completed production and groundwater restoration on our Benavides and Longoria projects in South Texas. We completed the final stages of surface reclamation on these projects and received full and final release for these sites in 1999.

        We acquired the Section 17 leases in the New Mexico Churchrock district from United Nuclear Corporation. It had conducted underground mining for uranium on Section 17 and had reclaimed these properties. In the acquisition, we assumed any liability of United Nuclear Corporation for any remaining remediation work that might be required. The New Mexico Energy Minerals and Natural Resources Department has not determined what, if any, additional remediation would be required under the New Mexico Mining Act. If more remediation work is required, we believe it would not involve material expenditures.

LEGAL PROCEEDINGS

New Mexico Radioactive Material License

        In the State of New Mexico, uranium recovery by in situ leach ("ISL") technology requires a radioactive material license issued by the United States Nuclear Regulatory Commission (the "NRC" or the "Commission"). We applied for one license covering almost all properties located in both the Churchrock and Crownpoint districts collectively known as the Crownpoint Uranium Project. The Commission issued an operating license for the Crownpoint Uranium Project in January 1998 that allowed ISL uranium recovery operations to begin in the Churchrock district. In mid-1998, the Commission determined that certain Churchrock and Crownpoint residents who requested a hearing had standing to raise certain objections to the license. An Administrative Law Judge conducted a hearing during 1999. The Administrative Law Judge upheld the Churchrock Section 8 license and granted our request to defer any dispute on all but the Churchrock Section 8 property until we make a decision whether to mine these other properties.

        The ruling was appealed to the Commission. On January 31, 2000, the Commission issued an order concurring with the technical, substantive and legal findings of the Administrative Law Judge, but the Commission also determined that we must proceed with the hearing process for the other New Mexico properties beyond Churchrock Section 8. Subsequently, the hearing process was held in abeyance until 2004 pursuant to NRC supervised settlement negotiations between the parties

        In February 2004, the Administrative Law Judge issued an order, which concluded that we must make three specific changes to our submitted restoration action plan for Churchrock Section 8 in order to commence mining operations at Churchrock. The Commission accepted our petition for review on two of three issues and subsequently overruled the Administrative Law Judge on these issues. The Administrative Law Judge is proceeding with the hearing on the relevant issues at the remaining three mine sites. The parties agreed to truncate the number and scope of the issues remaining for consideration at the three sites, and the Administrative Law Judge is proceeding with the hearing on four remaining issues at the remaining three sites.

        With respect to the four remaining issues for litigation, all briefs have been filed by all parties. On July 20, 2005, the Administrative Law Judge issued a decision in which he determined that groundwater, groundwater restoration and financial assurance issues for the remaining sites did not pose significant, potential impacts to public health and safety or the environment. The Administrative Law Judge's decision requires one minor amendment to the restoration action plans (the "RAPs") for the remaining sites that will be addressed this year. On September 16, 2005, the Administrative Law Judge issued a decision in which he determined that the license application and supporting documentation adequately addressed historic and cultural resource preservation issues for the proposed uranium recovery site. The Administrative Law Judge's decision on this issue did not require any amendments to the existing license. Then, on January 6, 2006, the Administrative Law Judge issued a decision in which he determined that radiological air emissions issues at the Churchrock Section 17 site did not pose significant, potential impacts to public heath and safety or the environment. This decision also did not require any amendments to the existing license.

        Currently, one remaining issue is pending before the Administrative Law Judge. Further, each of the three decisions discussed above have been appealed to the full Commission for review. Petitions for review of the Administrative Law Judge's decisions regarding groundwater, groundwater restoration and financial assurance and historic and cultural resource preservation have been rejected by the Commission. Review of the Administrative Law Judge's decision regarding Churchrock Section 17 radiological air emissions has been granted and all supplemental briefs have been filed. We anticipate final resolution of this litigation by the end of this year.

New Mexico UIC Permit

        The State of New Mexico, the USEPA and the Navajo Nation are engaged in a jurisdictional dispute as to which entity has the authority to issue Underground Injection Control ("UIC") program permits and, in the case of some of the Churchrock and Crownpoint properties, aquifer exemptions required to mine a portion of our Churchrock and Crownpoint properties. The dispute was taken to the Tenth Circuit Court of Appeals, which in January 2000 remanded to the EPA the issue whether the Section 8 Churchrock property was Indian Country. To date, no decision has been issued by USEPA Region 9 regarding this issue. The EPA has invited public comment on the issue, and the time for public comment expired on January 31, 2006. We anticipate that the EPA will now determine whether to hold a public hearing. We cannot predict when a determination will be made.

Kingsville Dome Production Area 3

        After a hearing held in August 2005, the Texas Commission on Environmental Quality ("TCEQ") voted unanimously February 22, 2006 to renew the Company's disposal well permits, WDW-247 and WDW-248, and to issue Kingsville Dome Production Area Authorization 3 ("PAA 3"). Anyone wishing to challenge PAA 3 was required to file a motion for rehearing by April 10, 2006. Such a motion was filed; however, the motion was automatically overruled by operation of law on May 4, 2006. The time for the filing of a petition for judicial review passed on or about June 5, 2006 and the Company's counsel has not received any notice of such petition having been filed.

Texas Department of Health Bonding Issues

        On January 16, 2003, the Texas Department of Health ("TDH," later renamed the Texas Department of State Health Services, "DSHS") requested that we post $3.5 million in additional financial security and threatened enforcement action if the Company failed to do so. The Company object to the request. After consultation with the TDH and several interim extensions, on March 1, 2004, the Company entered into a Restoration Performance Agreement with the TDH, the Texas Commission on Environmental Quality and United States Fidelity and Guaranty Insurance Company that resolved the bonding issues. Through the Restoration Performance Agreement, the Company agreed to fund ongoing groundwater restoration at the Kingsville Dome and Rosita mine sites at specified treatment rates, utilizing a portion of the Company's cash flow from sales of uranium from the Vasquez site as a substitute for additional bonding.

        Kleberg County and an ad hoc citizen group brought suit challenging the Restoration Agreement. However, Kleberg County has settled with the Company and withdrew its support and funding of the suit. The ad hoc group did not settle, but its counsel, which the group shared with Kleberg County, has withdrawn Kleberg County's request. The suit has not been dismissed, but it has been inactive for more than a year and seems unlikely to be pursued further.

Other

        The Company is subject to periodic inspection by certain regulatory agencies for the purpose of determining compliance by the Company with the conditions of its licenses. In the ordinary course of business, minor violations may occur; however, these are not expected to cause material expenditures.

MANAGEMENT

Directors

        The Board of Directors consists of three individuals listed below who hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Directors are elected below by plurality vote.

Name	Age	Positions and Offices with the Company
Paul K. Willmott	66	Chairman, Chief Executive Officer, President and Director
Leland O. Erdahl	77	Director
George R. Ireland	49	Director

        Paul K. Willmott has served as a director since August 1994, as President since February 1995 and as Chairman of the Board and Chief Executive Officer since July 31, 1995. Mr. Willmott served as our Chief Financial Officer from April 12, 1995 to September 25, 1995. Mr. Willmott retired from Union Carbide Corporation ("Union Carbide") where he was involved for 25 years in the finance and operation of Union Carbide's world-wide mining and metals business. Most recently, Mr. Willmott was

President of UMETCO Minerals Corporation, a wholly owned subsidiary of Union Carbide, from 1987 to 1991, where he was responsible for Union Carbide's uranium and vanadium businesses. From January 1993 until February 1995, Mr. Willmott was engaged by the Concord Mining Unit as a senior vice president where he was primarily involved in the acquisition of UMETCO Minerals Corporation's uranium and vanadium operating assets. Mr. Willmott graduated from Michigan Technological University with a Bachelor of Science degree in Mining in 1964 and a Bachelor of Science Degree in Engineering Administration in 1967. He has been an active member of the American Institute of Mining Engineers, the Canadian Institute of Mining Engineers and a number of state professional organizations.

        Leland O. Erdahl has served as a director since July 11, 1994. From 1986 to 1991, Mr. Erdahl served as President and Chief Executive Officer for Stolar, Inc., a high-tech company involved in the radio wave imaging of geologic media and underground radio transmission for voice and data. He was President and CEO of Albuquerque Uranium Corporation, a uranium mining company, from 1987 to 1991 and served as Vice President of AMAX Gold in 1997 and 1998. From January 2001 to September 14, 2001 Mr. Erdahl served as President of Nord Pacific Limited, a mining company with gold and copper interests in Australia and Papau, New Guinea. He is a Certified Public Accountant and is a graduate from the College of Santa Fe. He is currently a director of Canyon Resources Corporation (a mining company whose primary business is the discovery and production of precious metals). Mr. Erdahl also serves on the compensation committee of Canyon Resources Corporation and is Chairman of its Audit Committee.

        George R. Ireland has served as a director since May 25, 1995. Mr. Ireland is a General Partner in Ring Partners, LLC, a private investment partnership. From February 1991 to February 2000, Mr. Ireland was a financial analyst for and a partner in Knott Partners L.P., a private investment partnership. Mr. Ireland specialized in investing in securities of natural resource and other basic industrial companies, both domestically and abroad. From 1987 to 1991, he was a Vice President of Fulcrum Management, Inc., (a natural resource venture capital management company) which was the manager of the VenturesTrident Limited Partnerships, (venture capital funds dedicated to investing in the mining industry), and Senior Vice President and Chief Financial Officer of MinVen Gold Corporation, a company in which the VenturesTrident funds had a significant investment. Mr. Ireland graduated from the University of Michigan with degrees in Geology and Resource Economics. He also attended the Graduate School of Business Administration of New York University. Mr. Ireland is a director of Merrill & Ring, Inc., a private land and timber holding company in the state of Washington. Mr. Ireland acted as a consultant to Ryback Management Corporation (a registered investment adviser) and performed due diligence on us in connection with Ryback's loan of $6 million to us on behalf of members of the Lindner Group in 1995. Mr. Ireland is not otherwise affiliated with the Lindner Group or Ryback.

Arrangements Regarding Election of Directors

        There are no arrangements regarding the election of directors.

Other Executive Officers

        The executive officers serve at the discretion of the Board of Directors and are subject to annual appointment by the Board at its first meeting following the Annual Meeting of the Stockholders. The officers hold office until their successors are appointed by the Board of Directors. All officers are employed on a full-time basis. There is no family relationship between any director and executive officer.

        The following table sets forth certain information concerning executive officers that are not also directors:

Name	Age	Positions and Offices
Richard A. Van Horn	59	Senior Vice President—Operations
Thomas H. Ehrlich	46	Vice President, Chief Financial Officer, Secretary and Treasurer
Mark S. Pelizza	53	Vice President—Health, Safety and Environmental Affairs
Craig S. Bartels	57	Senior Vice President—Technology and New Project Development and President, Hydro Resources, Inc.
Bill McKnight	69	Vice President—Exploration

        The following sets forth certain information concerning the business experience of the foregoing executive officers during the past five years.

        Richard A. Van Horn joined us in March 1997 and assumed the position of Senior Vice President of Operations on April 1, 1997. Previously, he spent three years with Energy Fuels Nuclear, Inc. as General Manager—Colorado Plateau Operations with responsibility for the daily management of and planning for Energy Fuels Nuclear, Inc. mining activities on the Colorado Plateau. Before his work at Energy Fuels Nuclear, Inc., Mr. Van Horn spent eighteen years with Union Carbide Corporation where he was involved with the finance and operation of that company's worldwide mining and metals business. From 1990 to 1994, Mr. Van Horn was Director of Operations of UMETCO Minerals Corporation, a wholly owned subsidiary of Union Carbide Corporation, responsible for all operating aspects of UMETCO's uranium and vanadium business on the Colorado Plateau prior to its sale to Energy Fuels Nuclear, Inc. Mr. Van Horn graduated from the Colorado School of Mines with a Engineer of Mines degree in mining in 1973.

        Thomas H. Ehrlich, a certified public accountant, rejoined us in September 1995 as Vice President and Chief Financial Officer and was appointed Secretary and Treasurer in December 1995. Immediately before that, Mr. Ehrlich spent nine months as a Division Controller with Affiliated Computer Services, Inc., an information technology services provider in Dallas, Texas. Mr. Ehrlich originally joined us in November 1987 as Controller—Public Reporting and was promoted to Controller and Chief Accounting Officer in February 1990. In February 1993, Mr. Ehrlich assumed the additional duties of Vice President and Secretary. Before joining us, he spent four years with Deloitte Haskins & Sells and worked primarily with clients that were publicly held companies. Prior to his work at Deloitte Haskins & Sells, he spent three years in various accounting duties at Enserch Exploration, Inc., an oil and gas company in Dallas, Texas. Mr. Ehrlich received his B.S. B.A. degree in Accounting from Bryant College in 1981.

        Mark S. Pelizza has served as our Environmental Manager since 1980, and as such, he has been responsible for all environmental regulatory activities. In February 1996, he was appointed Vice President—Health, Safety and Environmental Affairs. In November 1999, he was appointed President and a Director of Hydro Resources, Inc., a wholly owned subsidiary. Before joining us, he was employed for two years by Union Carbide as an Environmental Planning Engineer at Union Carbide's Palangana solution mining plant in South Texas. Mr. Pelizza received a M.S. degree in Engineering Geology from Colorado School of Mines in 1978 and a B.S. degree in Geology from Fort Lewis College in 1974.

        Craig S. Bartels, a Licensed Professional Engineer and a Licensed Professional Geoscientist, rejoined the Company as Senior Vice President—Technology and New Project Development, and President of Hydro Resources, Inc., a wholly owned subsidiary of the Company in December 2004. He was previously an officer of HRI from July 1996 until September 1999, when he started a consulting company specializing in ISL technology, hydrology and geochemistry. Among his projects as a consultant, he helped with design and startup of the Beverley ISL project in Australia, evaluated an Arizona copper ISL project for a Canadian firm, and began an upgrade of his commercial groundwater model. From January 1995 to July 1996, he was Manager of Wellfield Operations for Crow Butte Resources, Inc., a uranium ISL mining company. Mr. Bartels originally joined the Company in early 1981 and held varied positions with the Company as Reservoir Engineer, Plant Manager, and Manager of Wellfield Operations through October 1994. Earlier, he was with Union Carbide, eventually becoming Technical and Plant Superintendent for their solution mining operation. Mr. Bartels also spent six years with Natural Gas Pipeline Company of America, a major gas transmission company, as drilling and reservoir engineer for their gas storage operations. Mr. Bartels received a B.S. Degree in Petroleum Engineering from Montana School of Mines in 1972.

        William M. McKnight, Jr., rejoined the Company in September 2005 as Vice President—Exploration. Mr. McKnight is responsible for exploration and land acquisition activities of the Company. Mr. McKnight was one of the founders of the Company and served as Sr. Vice President—Operations and Chief Operating Officer from 1978 to 1997. He also served as a director of the Company until 1994. Before rejoining the Company he served as an independent consultant for several companies, evaluating uranium mineralization potential for projects located both domestically and in foreign countries. Mr. McKnight also served as President of ACHEMCO, Inc. from 1999 to 2004, a privately held company, specializing in the treatment of municipal waste.

EXECUTIVE COMPENSATION

        The following table sets forth certain information with respect to annual and long-term compensation for services in all capacities for the years ended December 31, 2005, 2004 and 2003 paid to our Chief Executive Officer and certain other executive officers.

Summary Compensation Table

	Annual Compensation							Long-Term Compensation
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation(1)		Securities Underlying Options	All Other Compensation(2)
		($)		($)		($)		(#)	($)
Paul K. Willmott(3) Chairman, President and Chief Executive Officer	2005 2004 2003	$ $ $	207,676 202,725 114,552	$ $ $	0 0 0	$ $ $	3,224 1,045 366	— 562,500 —	$ $ $	2,066 1,116 620
Richard A. Van Horn(4) Senior Vice President—Operations	2005 2004 2003	$ $ $	139,792 137,950 134,799	$ $ $	0 0 0	$ $ $	200 217 50	— 375,000 —	$ $ $	1,360 1,134 1,092
Mark S. Pelizza Vice President—Health, Safety and Environmental Affairs	2005 2004 2003	$ $ $	109,908 109,108 68,902	$ $ $	0 0 0	$ $ $	7,237 3,325 2,635	— 375,000 —	$ $ $	1,098 1,090 498
Thomas H. Ehrlich(5) Vice President and Chief Financial Officer	2005 2004 2003	$ $ $	109,908 106,780 56,303	$ $ $	0 0 0	$ $ $	200 217 1,321	— 375,000 —	$ $ $	1,098 908 490
Craig S. Bartels SR Vice President New Project Development/President—Hydro Resources, Inc.	2005 2004 2003	$ $ $	142,652 10,210 0	$ $ $	0 0 0	$ $ $	716 0 0	— 500,000 —	$ $ $	1,360 100 911

(1)
Represents amount paid for out-of-pocket medical and dental expenses under the Company's Supplemental Health Care Plan.

(2)
Represents contributions made by the Company under the Company's 401(k) Profit Sharing Plan (see "401(k) Profit Sharing Plan" below).

(3)
Salary for 2004, and 2003 includes $90,000, and $51,900, respectively which was deferred under the Company's 2004 and 2003 Deferred Compensation Plans.

(4)
Salary for 2004 and 2003 includes $20,800 and $20,800, respectively which was deferred under the Company's 2004 and 2003 Deferred Compensation Plans.

(5)
Salary for 2004 and 2003 includes $15,938, and $7,200, respectively which was deferred under the Company's 2004 and 2003 Deferred Compensation Plans.

Supplemental Health Care Plan

        The Company has adopted a health care plan (the "Supplemental Plan") for the officers and certain of the employees who are also stockholders, which supplements the standard health care plan available to all eligible employees (the "Standard Plan"). The Supplemental Plan pays directly to the participant 80% of all out-of-pocket medical and dental expenses not covered under the Standard Plan, including deductibles and co-insurance amounts. Additionally, the Supplemental Plan provides to each participant $100,000 of accidental death and dismemberment insurance protection and a world wide medical assistance benefit. Each participant in the Supplemental Plan will receive a maximum annual benefit of $100,000. The Company pays an annual premium under the Supplemental Plan equal to $250 per participant plus 10% of claims paid. There are currently five officers and employees covered by the Supplemental Plan.

401(k) Profit Sharing Plan

        The Company maintains a defined contribution profit sharing plan for employees (the "401(k)") that is administered by a committee of trustees appointed by us. All Company employees are eligible to participate upon the completion of six months of employment, subject to minimum age requirements. Each year we make a contribution to the 401(k) without regard to current or accumulated net profits (as defined) of the Company. Our contributions are allocated to participants in amounts equal to 25% (or a higher percentage, determined at our discretion) of the participants' contributions, up to 4% of each participant's gross pay. For the plan year ended July 31, 2005 and 2004, we contributed amounts equal to 25% of the participant's contributions, up to 4% of gross pay. Participants become 20% vested in their Company contribution account for each year of service until full vesting occurs upon the completion of five years of service. Distributions are made upon retirement, death or disability in a lump sum or in installments.

Employees' Stock Option Plans

        Under our Amended and Restated 1995 Stock Incentive Plan (the "1995 Plan") 2,846,458 shares are reserved for issuance upon exercise of outstanding options granted under the 1995 Plan with option grant prices of $0.76 to $28.50 per share. 128,641 shares have been issued upon the exercise of options under the 1995 Plan in 2005. No new options may be granted under the 1995 Plan.

        Under our 2004 Stock Incentive Plan (the "2004 Plan") incentive stock options and non-qualified options to purchase up to an aggregate of 1,750,000 shares of Common Stock may be granted to key employees. As of March 31, 2006, 500,000 shares are reserved for issuance under options outstanding as of March 31, 2006, at an exercise price of $3.36 per share; and 179,500 shares are reserved for issuance at a price of $2.96 per share.

Deferred Compensation Plans

        We have four separate deferred compensation plans covering the years 1999 through 2004. Under these plans executive officers and directors of the Company and its subsidiaries were permitted to defer up to 100% of their 1999, 2000, 2001, 2002, 2003 and 2004 salary with payment thereof to be made on January 11, 2006. On or before that date, the participant may elect to receive the deferred amount in shares of our Common Stock valued at $1.50 under the 1999 deferred compensation plan and $0.80 per share under the 2000-2004 plans. As of December 31, 2005, a total of $789,228 has been deferred under such plans.

        A total of $241,690 was deferred under the 1999 Plan of which $133,450 was paid by issuing 88,965 shares of Common Stock at $1.50 per share. In 2005, elections were made to convert $52,650 of deferred compensation into 65,812 shares under the plans for the years 2000 through 2004.

Option Grants in 2005 Fiscal Year

        The following table sets forth information regarding grants of stock options to the executive officers listed in the Summary Compensation Table during 2005.

Name	Number of Securities Underlying Options granted	Percent of Total Options Granted To Employees in Fiscal Year	Exercise Price	Expiration Date
William M. McKnight, Jr.	250,000	44.4%	$2.80	09/28/2015

Aggregated Stock Option Exercises in 2005 Fiscal Year and 2005 Fiscal Year End Option Values

        The following table sets forth information with respect to each exercise of stock options during the fiscal year ended December 31, 2005 and the year-end value of unexercised options held by each of the executive officers named in the Summary Compensation Table.

			# of Securities Underlying Unexercised Options at Fiscal Year End ($)(2)	Value of Unexercised In- The-Money Options at Fiscal Year End ($)(3)
Shares Acquired on Exercise (#)
Name		Value Realized ($)(1)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Paul K. Willmott	—	$—	374,413/336,340	$577,014/$497,784
Richard A. Van Horn	—	—	303,241/232,758	$470,597/$344,483
Mark S. Pelizza	—	—	279,516/232,758	$455,745/$344,483
Thomas H. Ehrlich	—	—	286,791/232,758	$235,051/$344,483

(1)
Calculated by subtracting actual option price from market price at respective dates of exercise and multiplying the difference by the number of shares in each category.

(2)
The total number of unexercised options held as of December 31, 2005, separated between those options that were exercisable and those options that were not exercisable.

(3)
Calculated by subtracting the actual option exercise price from the market price at respective dates of exercise and multiplying the difference by the number of shares in each category.

Director Compensation

        On June 2, 2004 the Company adopted the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"). Under the 2004 Directors' Plan, each non-employee director on the date the Plan was adopted was granted an option to purchase seventy-five thousand (75,000) shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time will be granted an option to purchase 25,000 shares of Common Stock and, each Non-Employee Director will be granted an option to purchase twenty-five thousand (25,000) shares either (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year.

        Mr. Erdahl and Mr. Ireland each holds options covering 100,000 shares under the 2004 Directors' Plan.

        The 2004 Directors' Plan replaces a previous plan adopted in 1994 which expired in 2004. Under the previous plan Mr. Erdahl holds options covering 1,250 shares; and Mr. Ireland holds options covering 1,250 shares. No new options may be granted under this Plan.

        In addition, Messrs. Ireland and Erdahl each hold an option expiring on June 19, 2011 to purchase 25,000 shares of Common Stock at $0.88 per share. Those options were not granted under any plan.

        Compensation for 2004 to the non-employee directors for January through May 2004, was earned at the rate of $3,000 per quarter plus $1,000 per meeting attended and from June to December 2004, was earned at a rate of $4,000 per quarter plus $1,200 per meeting attended. Beginning in June 2004, the Chairman of the Audit Committee earned compensation at the rate of $1,250 per quarter, and each non-employee director earned $600 for each meeting of the Audit Committee attended. The non-employee directors deferred a total of $54,000 in 2004 under the 2004 Deferred Compensation Plan, which represented all of their compensation for that year.

Compensation Agreements with Key Executives

        In June 1997, the Company entered into Compensation Agreements with each of the then executive officers (all of the current officers other than Mr. Bartels) named in the compensation table that provide that in the event of a change in control, such officers will have certain rights and benefits for a period of thirty-six months for the CEO and twenty-four months for the other officers, following such change in control. The agreements specify that the executive will continue to receive compensation and benefits for the remainder of the applicable period if we terminate the executive or if the executive terminates his employment following the occurrence of certain actions without the executive's consent. However, we are not obligated to provide such rights and benefits to the executive if the executive was terminated for cause.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table sets forth information as of December 31, 2005 regarding equity compensation to the Company's employees, officers and directors under equity compensation plans.

Plan category	Number of shares issuable under outstanding options and rights	Weighted average exercise price	Number of shares available for future issuance
Equity compensation plans approved by security holders	3,844,503	$2.12	1,070,500
Equity compensation plans not approved by security holders	1,001,233	$0.84	1,100,000

Total	4,845,736	$1.84	2,170,500

SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth, as of March 24, 2006, information regarding persons known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock. Shown separately in the second table below is information regarding the beneficial ownership of our Common Stock by (i) each director, (ii) each of the executive officers, and (iii) all directors and executive officers as a group.

Principal Stockholders

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Zesiger Capital Group, LLC 320 Park Avenue, 30th Floor New York, NY 10022	10,105,464	(3)	19.7%
Rudolf J. Mueller c/o The Winchester Group, Inc. 153 East 53rd Street, Suite 5101 New York, NY 10022	3,065,157	(4)	6.0%
William D. Witter One Citicorp Center 153 East 53rd Street New York, NY 10022	2,624,663		5.1%
Gilder Gagnon Howe & Co., LLC 1775 Broadway, 26th Floor New York, NY 10019	2,437,992		5.0%

(1)
Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

(2)
The shares owned by each person, and the shares included in the total number of shares outstanding, have been adjusted, and the percentages owned have been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)
Includes 10,105,464 shares as to which Zesiger Capital Group, LLC ("ZCG") holds dispositive power and 5,409,558 shares as to which they hold voting power for shares that are owned by their investment advisory clients. ZCG disclaims beneficial ownership of all of these shares.

(4)
Includes 2,725,132 shares as to which Mr. Mueller holds sole dispositive and voting power and 340,025 shares as to which Mr. Mueller holds shared dispositive power and 14,575 shares as to which Mr. Mueller holds shared voting power. Includes (i) 19,575 shares owned by members of Mr. Mueller's family in which Mr. Mueller shares voting and dispositive power. Mr. Mueller disclaims beneficial ownership of such shares.

Directors and Executive Officers

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Paul K. Willmott	1,165,991	(3)	2.1%
Leland O. Erdahl	181,805	(4)	0.3%
George R. Ireland	177,780	(5)	0.3%
Richard A. Van Horn	446,574	(6)	0.8%
Mark S. Pelizza	347,396	(7)	0.6%
Thomas H. Ehrlich	397,790	(8)	0.7%
Craig S. Bartels	256,602	(9)	0.5%
William M. McKnight, Jr.	62,500	(10)	0.1%
All executive officers and directors As a group (8 persons)	3,036,438	(11)	5.4%

(1)
Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

(2)
The shares owned by each person, and the shares included in the total number of shares outstanding, have been adjusted, and the percentages owned have been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)
Includes 1,026,534 shares that may be obtained by Mr. Willmott through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 336,340 shares that may be obtained by Mr. Willmott through the exercise of stock options exercisable more than 60 days from the date hereof.

(4)
Includes 44,850 shares that may be obtained by Mr. Erdahl through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 81,400 shares that may be obtained by Mr. Erdahl through the exercise of stock options exercisable more than 60 days from the date hereof.

(5)
Includes 160,100 shares that may be obtained by Mr. Ireland through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 81,400 shares that may be obtained by Mr. Ireland through the exercise of stock options exercisable more than 60 days from the date hereof.

(6)
Includes 433,241 shares that may be obtained by Mr. Van Horn through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 232,758 shares that may be obtained by Mr. Van Horn through the exercise of stock options exercisable more than 60 days from the date hereof.

(7)
Includes 279,516 shares that may be obtained by Mr. Pelizza through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 232,758 shares that may be obtained by Mr. Pelizza through the exercise of stock options exercisable more than 60 days from the date hereof.

(8)
Includes 389,675 shares that may be obtained by Mr. Ehrlich through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within

  60 days. Does not include 232,758 shares that may be obtained by Mr. Ehrlich through the exercise of stock options exercisable more than 60 days from the date hereof.

(9)
Includes 250,000 shares that may be obtained by Mr. Bartels through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 250,000 shares that may be obtained by Mr. Bartels through the exercise of stock options exercisable more than 60 days from the date hereof.

(10)
Includes 62,500 shares that may be obtained by Mr. McKnight through the exercise of stock options that are exercisable or will become exercisable within 60 days. Does not include 187,500 shares that may be obtained by Mr. McKnight through the exercise of stock options exercisable more than 60 days from the date hereof.

(11)
Includes 2,646,416 shares that may be obtained through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 1,634,914 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share. As of April 28, 2006, 51,568,589 shares of Common Stock were issued and outstanding, all of which are fully paid and non-assessable. There are no preemptive, subscription, conversion or redemption rights pertaining to the Company's Common Stock. The absence of preemptive rights could result in a dilution of the interest of existing stockholders should additional shares of Common Stock be issued. Holders of the Company's Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefore and to share ratably in the assets of the Company upon liquidation.

        Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than fifty percent of all of the outstanding shares of Common Stock can elect all of the directors. Matters to be voted upon by the holders of Common Stock require the affirmative vote of a majority of the shares present at the stockholders meeting.

Transfer Agent and Registrar

        Corporate Stock Transfer, Denver, Colorado, is the transfer agent and registrar for the Common Stock.

SELLING STOCKHOLDERS

        The following table sets forth, as of March 31, 2006, (as restated for the effect of the 1 for 4 reverse split effective April 10, 2006) the name of each of the Selling Stockholders, the nature of his, her or its position, office, or other material relationship to the Company or its subsidiaries within the most recent past three years, and the number of shares of Common Stock which each such Selling Stockholder owned of record as of the date of this Prospectus. The table also sets forth the number of shares of Common Stock owned by each Selling Stockholder that are offered for sale by this Prospectus and the number and percentage of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the shares offered hereby. The Company may supplement this Prospectus from time to time to disclose the names, relationships to the Company and holding of shares of additional Selling Stockholders. No statement contained herein nor the delivery of this Prospectus in connection with a sale by any Selling Stockholder shall be deemed an admission by the Company or such Selling Stockholder that such Selling Stockholder is in a control relationship with the Company within the meaning of Securities Act.

Name and Relationship To Company if any(1)	Number of Shares of Common Stock Owned as of March 31, 2006		Maximum Number of Shares to be Sold Pursuant to this Offering	Number of Shares of Common Stock to be Held Assuming Sale of all the Shares Offered Hereby	Percentage of Common Stock to be Held Assuming Sale of all the Shares Offered Hereby
Paul K. Willmott(2)(3)	1,165,991	(4)	10,634	1,155,357	2.2%
Richard A. Van Horn(2)	446,574	(5)	13,333	433,241	0.8%
Thomas H. Ehrlich(2)	397,790	(6)	7,500	390,290	0.7%
Mark S. Pelizza(2)	347,396	(7)	6,730	340,666	0.6%
Leland O. Erdahl(3)	181,805	(8)	136,955	44,850	*
George R. Ireland(3)	177,780	(9)	7,893	169,887	0.3%
Rudolf J. Mueller(3)	2,358,132		2,005,507	352,625	0.7%
Estate of William D. Witter	1,492,562	(10)	1,492,562	0	*
Arnold Spellun	376,041		376,041	0	*
Howard C. Landis	1,106,562		1,106,562	0	*
Newmont Gold Company	300,000		300,000	0	*
Dana A. Weiss	93,750		93,750	0	*
Miles Peet Trust, 09/27/99	56,250		56,250	0	*
Penfield Partners LP	565,900		565,900	0	*
Jeffrey Schuss IRA	93,750		93,750	0	*
Albert J. Meyer	67,500		67,500	0	*
David K. Schafer	289,750		289,750	0	*
James H. Furneaux, IRA	216,250		216,250	0	*
James H. Furneaux	91,875		91,875	0	*
Feirstein Partners LP	287,800		250,000	37,800	*
John Moore and Sheila Moore	56,250		56,250	0	*
Harvey Gelfenbein	109,375		109,375	0	*
Arcturus Investments LLC	16,666		16,666	0	*
Everett G. and Deborah D. Agee	120,833		120,833	0	*
Stanley M. Hochhauser	1,241		1,241	0	*
Alfred C. and Sandra J. Chidester	25,275		24,275	750	*
Tracy M. Couch	2,500		2,500	0	*
Kimberly J. Chidester	2,500		2,500	0	*

Alfred C. Chidester, trustee of the James Alfred Chidester Irrevocable Trust u/i/d 9/20/99	2,500	2,500	0	*
Thomas H. Maxfield	10,000	10,000	0	*
Jarrold R. Bachmann	45,775	45,775	0	*
GBH Management Retirement Fund	37,666	37,666	0	*
Hans H. Kahn	25,000	25,000	0	*
William D. Jones	83,333	83,333	0	*
Jordan S. Press	26,375	25,000	1,375	*
Fred Obser	51,025	42,500	8,525	*
Jeffrey A. Leerink	25,000	25,000	0	*
Pinnacle Equity Fund LP	66,666	66,666	0	*
The Beechwood Place LLC	66,666	66,666	0	*
Betty Jane Schuss Trust	175,000	175,000	0	*
Bank Julius Baer & Co. Ltd.	166,666	166,666	0	*
Arbor Partners LP	60,463	60,463	0	*
WPG Opportunistic Value Fund LP	205,988	205,988	0	*
WPG Opportunistic Value Overseas Fund LP	79,100	79,100	0	*
Albert L. Zesiger	312,500	312,500	0	*
A. Carey Zesiger	25,000	25,000	0	*
Alexa Zesiger Carver	50,000	50,000	0	*
Asphalt Green Inc.	204,000	100,000	104,000	0.2%
Barrie Ramsay Zesiger	376,091	300,000	76,091	0.1%
David Zesiger	62,500	62,500	0	*
Donald and Dan-Thahn Devivo	21,250	21,250	0	*
Salvador O. Gutierrez	156,250	156,250	0	*
James F. Cleary	17,500	17,500	0	*
John J. and Catherine H. Kayola	16,000	8,750	7,250	*
Jeanne L. Morency	146,250	101,125	45,125	*
Psychology Associates	56,250	56,250	0	*
Lazar Foundation	106,250	106,250	0	*
Peter Looram	129,250	87,500	41,750	*
Meehan Foundation	163,750	79,250	84,500	0.1%
Mary I. Estabil	5,000	5,000	0	*
City of Milford Pension & Retirement Fund	777,951	777,951	0	*
Domenic J. Mizio	524,727	439,875	84,852	0.1%
Morgan Trust of the Bahamas Ltd. as Trustee U/A/D 11/30/93	427,944	258,444	169,500	0.3%
Nicola Z. Mullen	50,000	50,000	0	*
Norwalk Employees Pension Plan	500,000	500,000	0	*

Public Employee Retirement System of Idaho	1,658,045	1,288,470	369,575	0.7%
John Rowan	20,000	12,500	7,500	*
City of Stamford Fireman's Pension Fund	525,000	345,000	180,000	0.3%
Susan Uris Halpern	250,000	250,000	0	*
Theeuwes Family Trust, Felix Theeuwes Trustee	246,250	183,750	62,500	0.1%
Alan B. & Joanne K. Vidinsky Trust 1993	165,250	81,250	84,000	0.1%
William B. Lazar	125,000	125,000	0	*
Robert K. Winters	34,695	34,695	0	*
Geologic Resource Fund LP(11)	246,666	246,666	0	*
Geologic Resource Fund Ltd(11)	986,666	986,666	0	*
Surfgear & Co.	313,550	313,550	0	*
Surfline & Co.	186,450	186,450	0	*
Highgate Partners	150,000	150,000	0	*
Richard Gilder	450,000	450,000	0	*
Cougar Trading LLC	225,000	225,000	0	*
Penfield Partners Offshore	100,163	2,850	97,313	0.1%
Jeffrey O. Putterman	100,000	100,000	0	*
Covington Partners, LP	50,000	50,000	0	*
Green Turtle Partners, LP	100,000	100,000	0	*
Fern Hill Partners, LP	180,000	180,000	0	*
Fern Hill Investments, LP	70,000	70,000	0	*
Zaykowski Partners LP	85,000	85,000	0	*
Zaykowski Qualified Partners LP	165,000	165,000	0	*
Leslie Cohodes	175,000	175,000	0	*
Little Wing LP	125,575	125,575	0	*
Tradewinds Funds, Ltd.	24,425	24,425	0	*
Jack E. Schuss Trust dtd. 5-13-76	50,000	50,000	0	*
Knott Partners, LP	506,500	506,500	0	*
Matterhorn Offshore Fund, Ltd.	551,250	551,250	0	*
Shoshone Partners, LP	249,250	249,250	0	*
Common Fund Hedged Equity Co	63,500	63,500	0	*
Anno, LP	15,750	15,750	0	*
Good Steward Trading Company SPC	18,000	18,000	0	*
Dorset Energy Fund	345,750	345,750	0	*
Zweig-DiMenna Partners, L.P.	95,000	95,000	0	*
Zweig-DiMenna Special Opportunities, L.P.	33,750	33,750	0	*
Zweig-DiMenna Investors, L.P.	3,175	3,175	0	*
Zweig-DiMenna Select, L.P.	21,525	21,525	0	*

Zweig-DiMenna Market Neutral, L.P.	19,800	19,800	0	*
Zweig-DiMenna Natural Resources, L.P.	63,750	63,750	0	*
Zweig-DiMenna International Limited	178,750	178,750	0	*
HH Managed Account 7 Limited	16,125	16,125	0	*
Permal Investment Holdings N.V.	18,125	18,125	0	*
G.E. Manolovici	50,000	50,000	0	*
Rice, Voelker LLC	112,000	112,000	0	*
David J. Beckman, as liquidating trustee of the NTC Liquidating Trust(12)	103,895	103,895	0	*

*
Less than 0.1%

1)
Except as otherwise noted, none of the Selling Stockholders has any relationship with the Company other than as a stockholder.

2)
Executive Officer of the Company.

3)
Director of the Company; Mr. Mueller resigned from the Company's Board of Directors in October 2003.

4)
Includes 1,026,534 shares that may be obtained by Mr. Willmott through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 336,340 shares that may be obtained by Mr. Willmott through the exercise of stock options exercisable more than 60 days from the date hereof.

5)
Includes 433,241 shares that may be obtained by Mr. Van Horn through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 232,758 shares that may be obtained by Mr. Van Horn through the exercise of stock options exercisable more than 60 days from the date hereof.

6)
Includes 389,690 shares that may be obtained by Mr. Ehrlich through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 232,758 shares that may be obtained by Mr. Ehrlich through the exercise of stock options exercisable more than 60 days from the date hereof.

7)
Includes 279,516 shares that may be obtained by Mr. Pelizza through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 232,758 shares that may be obtained by Mr. Pelizza through the exercise of stock options exercisable more than 60 days from the date hereof.

8)
Includes 44,850 shares that may be obtained by Mr. Erdahl through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 81,400 shares that may be obtained by Mr. Erdahl through the exercise of stock options exercisable more than 60 days from the date hereof.

9)
Includes 160,100 shares that may be obtained by Mr. Ireland through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 81,400 shares that may be obtained by Mr. Ireland through the exercise of stock options exercisable more than 60 days from the date hereof.

10)
Includes shares issued to William D. Witter and to the Estate of William D. Witter.

11)
George Ireland is a director of the Company and serves as managing partner of this fund.

12)
Pursuant to Note Modification and Extension Agreement entered into by Uranium Resources, Inc. and the NTC Liquidating Trust on August 1, 2005.

PLAN OF DISTRIBUTION

        The number of shares registered for resale and covered by this Prospectus is 20,628,092 and represents 40.2% of the total outstanding shares of Common Stock. The shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market at prices and on terms then prevailing or in negotiated transactions.

        Brokers may receive compensation in the form of customary brokerage commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with sales pursuant hereto. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

        All costs, expenses and fees in connection with the registration of the Securities will be borne by us. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Securities will be borne by the Selling Stockholders. Certain of the Selling Stockholders have agreed to indemnify the Company, all other prospective holders of the shares registered hereby or any underwriter, as the case may be, and any of the respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the shares pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, we have agreed to indemnify certain of the Selling Stockholders, all other prospective subsequent holders of their shares registered hereby or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the shares pursuant to this Prospectus, including liabilities arising under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The Selling Stockholders should be aware that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act") will apply to purchases and sales of shares of Common Stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling

Stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our Common Stock while such Selling Stockholders are distributing shares covered by this Prospectus. Accordingly, the Selling Stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The Selling Stockholders are advised that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

EXPERTS

        The consolidated financial statements included in this Prospectus have been included in reliance on the report of Hein & Associates LLP, independent registered public accountants, given on the authority of said firm as experts in accounting and auditing.

        The information regarding the Company's uranium reserves described in the Section entitled "OUR BUSINESS—Uranium Reserves/Mineralized Materials" is included in reliance on the Douglas Report submitted by Richard F. Douglas, Ph.D., independent geologist, given on the authority of Mr. Douglas as an expert in the field of geology.

VALIDITY OF THE COMMON STOCK

        The validity of the Common Stock offered hereby was passed upon for the Company by Baker & Hostetler LLP, our legal counsel. Members of that firm currently beneficially own 35,275 shares of Uranium Resources Common Stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549-9303 and at the following Regional Offices of the Commission: Northwest Atrium Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 233 Broadway, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

        The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act, of which this Prospectus constitutes a part, with respect to the shares of Common Stock offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at 100 F Street, N.E., Washington, D.C. 20549-9303, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.

        In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission web site address is (http://www.sec.gov). Investors may also contact the SEC's Public Reference Department at (800) SEC-0330.

GLOSSARY OF CERTAIN URANIUM INDUSTRY TERMS

claim	A claim is a tract of land, the right to mine of which is held under the federal General Mining Law of 1872 and applicable local laws.
concentrates	A product from a uranium mining and milling facility, which is commonly referred to as uranium concentrate or U3O8.
conversion	A process whereby uranium concentrates are converted into forms suitable for use as fuel in commercial nuclear reactors.
cut-off grade
Cut-off grade is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and uranium prices.
gross acres	Total acres under which we have mineral rights and can mine for uranium.
Indian Country
A term derived from jurisdictional determinations in criminal law enforcement proceedings under 18 U.S.C.§ 1151 and understood to encompass territory situated within Indian reservations, land owned by Indian allottees and land within a dependent Indian community.
lixiviant
When used in connection with uranium in situ leach mining, a solution that is pumped into a permeable uranium ore body to dissolve uranium in order that a uranium solution can be pumped from production wells.
mineralized material
A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.
net acres	Actual acres under lease which may differ from gross acres when fractional mineral interests are not leased.
ore	Naturally occurring material from which a mineral or minerals of economic value can be extracted at a reasonable profit.
over feeding	Operating enrichment plants in a manner that reduces plant operating costs but increases the amount of uranium required to produce a given quantity of enriched uranium.
probable reserves
Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

proven reserves
Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
reclamation	Reclamation involves the returning of the surface area of the mining and wellfield operating areas to a condition similar to pre-mining.
recoverable reserves
Reserves that are either proven or probable, are physically minable and can be profitably recovered under conditions specified at the time of the appraisal, based on a positive feasibility study. The calculation of minable reserves is adjusted for potential mining recovery and dilution.
reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
restoration
Restoration involves returning an aquifer to a condition consistent with our pre-mining use and removing evidences of surface disturbance. The restoration of wellfield can be accomplished by flushing the ore zone with native ground water and/or using reverse osmosis to remove ions to provide clean water for reinjection to flush the ore zone.
resources	A resource is a concentration of naturally occurring minerals in such a form that economic extraction is potentially feasible.
roll front	The configuration of sedimentary uranium ore bodies as they appear within the host sand. A term that depicts an elongate uranium ore mass that is "C" shaped.
shut in	A term that refers to ceasing production or the absence of production.
shut-in royalty	A lease clause permitting the extension of a lease not held by production by payment of a per acre royalty.
slurry	Fine particles of uranium concentrated and suspended in water.
spot price	The price at which uranium may be purchased for delivery within one year.
surety obligations
A bond, letter of credit, or financial guarantee posted by a party in favor of a beneficiary to ensure the performance of its or another party's obligations, e.g., reclamation bonds, workers' compensation bond, or guarantees of debt instruments.
tailings
Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted; or that portion of the ore which remains after the valuable minerals have been extracted.

Trade Tech	A Denver-based publisher of information for the nuclear fuel industry; the successor to the information services business of Nuexco.
uranium or uranium concentrates	U3O8, or triuranium octoxide.
U3O8	Triuranium octoxide equivalent contained in uranium concentrates, referred to as uranium concentrate.
waste	Barren rock in a mine, or uranium in a rock formation that is too low in grade to be mined and milled at a profit.

URANIUM RESOURCES, INC. AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        The following consolidated financial statements are presented prior to the effects of the 1 for 4 reverse stock split effective April 10, 2006.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEET

ASSETS

March 31, 2006
(Unaudited)
Current assets:
Cash and cash equivalents	$465,474
Receivables, net	405,877
Uranium and materials/supplies inventory	702,151
Prepaid and other current assets	259,655

Total current assets	1,833,157

Property, plant and equipment, at cost:
Uranium properties	56,619,724
Other property, plant and equipment	312,037
Less-accumulated depreciation, depletion and impairment	(43,870,864)

Net property, plant and equipment	13,060,897
Other assets	1,189,272
Long-term investment:
Certificate of deposit, restricted	1,447,042

$17,530,368

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY

March 31, 2006
(Unaudited)
Current liabilities:
Accounts payable	$2,443,242
Payable for sales contract restructuring	12,000,000
Current portion of restoration reserve	901,325
Accrued interest and other accrued liabilities	449,069
Unrealized loss on derivatives, current portion	526,875
Current portion of long-term debt	9,377

Total current liabilities	16,329,888

Other long-term liabilities and deferred credits	3,975,601
Unrealized loss on derivative, net of current portion	—
Long-term debt, less current portion	477,349
Commitments and contingencies (Notes 1, 2 and 3)
Shareholders' equity*:
Common stock, $.001 par value, shares authorized: 200,000,000; shares issued and outstanding (net of treasury shares): 2006—41,056,024; 2005—40,952,128	41,094
Paid-in capital	75,593,318
Accumulated deficit	(78,877,464)
Less: Treasury stock (38,125 shares), at cost	(9,418)

Total shareholders' equity	(3,252,470)

$17,530,368

*
Shareholders' equity information reflects the effect of a reverse 1 for 4 stock split made effective April 11, 2006.

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,
	2006	2005
		(Restated)
Revenues:
Uranium sales—	$1,068,589	$1,706,461

Total revenue	1,068,589	1,706,461
Costs and expenses:
Cost of uranium sales—
Royalties and commissions	79,435	115,091
Operating expenses	1,523,592	649,507
Accretion/amortization of restoration reserve	132,974	75,098
Depreciation and depletion	616,839	290,499
(Gain) loss on derivatives	(34,294,072)	2,428,566

Total (gain on) cost of uranium sales	(31,941,232)	3,558,761

Earnings (loss) from operations before corporate expenses	33,009,821	(1,852,300)
Corporate expenses—
General and administrative	1,056,752	519,310
Depreciation	5,971	4,109

Total corporate expenses	1,062,723	523,419

Earnings (loss) from operations	31,947,098	(2,375,719)
Other income (expense):
Interest expense	(2,739)	(2,497)
Interest and other income, net	213,787	20,227

Net earnings (loss)	$32,158,146	$(2,357,719)

Net earnings (loss) per common share*:
Basic	$0.79	$(0.07)

Diluted	$0.73	$(0.07)

Weighted average common shares and common equivalent shares*:
Basic	40,954,437	33,672,441

Diluted	44,221,134	33,672,441

*
Net earnings (loss) per share and weighted average share information reflects the effect of a reverse 1 for 4 stock split made effective April 11, 2006.

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2006	2005
		(Restated)
Net earnings (loss)	$32,158,146	$(2,357,989)
Reconciliation of net earnings (loss) to cash provided by (used in) operations—
(Gain) loss on derivatives	(34,294,072)	2,428,566
Accretion/amortization of restoration reserve	132,974	75,098
Depreciation and depletion	622,810	294,608
Decrease in restoration and reclamation accrual	(247,817)	(239,346)
Stock compensation expense	396,899	—
Other non-cash items, net	108,727	72,630
Effect of changes in operating working capital items—
(Increase) decrease in receivables	(372,937)	341,775
(Increase) decrease in inventories	(31,791)	(114,879)
Increase in prepaid and other current assets	(84,025)	(107,584)
Increase in payables and accrued liabilities	1,320,623	362,150

Net cash provided by (used in) operations	(290,463)	755,029
Investing activities:
Increase in certificate of deposit, restricted	(158,631)	(26,420)
Additions to property, plant and equipment—
Kingsville Dome	(3,289,633)	(117,437)
Rosita	(70,493)	(7,500)
Vasquez	(923,407)	(688,263)
Churchrock	(171,686)	(42,934)
Crownpoint	(47,292)	(77,609)
Other property	(434,855)	(4,355)

Net cash used in investing activities	(5,095,997)	(964,518)
Financing activities:
Proceeds from borrowings	(782)	600,000
Issuance of common stock, net	—	—

Net cash provided by financing activities	(782)	600,000

Net increase (decrease) in cash and cash equivalents	(5,387,242)	390,511
Cash and cash equivalents, beginning of period	5,852,716	268,866

Cash and cash equivalents, end of period	$465,474	$659,377

The accompanying notes to financial statements are an integral part of these consolidated statements.

Uranium Resources, Inc.

Notes to Consolidated Financial Statements

March 31, 2006 (Unaudited)

1.     BASIS OF PRESENTATION

        The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Item 310(b) of Regulation S-K. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The accompanying statements should be read in conjunction with the audited financial statements included in the Company's 2005 Annual Report on Form 10-KSB/A. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full calendar year ending December 31, 2006.

Reverse Stock Split

        On March 29, 2006 the Company's Board of Directors declared a 1 for 4 reverse stock split for stockholders of record on April 10, 2006, effective April 11, 2006. The split was approved by stockholders at the 2005 Annual Meeting of Stockholders. All common stock share amounts, earnings per share data and references to the common stock of the Company in this report are stated on a post-split basis.

2.     DESCRIPTION OF BUSINESS

        The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        During 2005 we were unable to produce sufficient pounds from Vasquez to satisfy our contracted delivery requirements. As a result of the lower production and the fixed costs of operations, our cost of production has exceeded the sales price under the contracts, and we have been losing money on each pound sold. In addition, because of chemical and permeability obstacles in the Vasquez formation we have been experimenting with different oxidizing components that have added to our costs. Our production costs per pound were $20.32 for all of 2005.

        In March, 2006, we were delayed in securing additional financial surety for commencement of planned production from Wellfield 5 at Vasquez and the start-up of production from our Kingsville Dome project in South Texas. As a result of this delay, production for the first quarter of 2006 totaled only 55,000 pounds. The low production rate, coupled with the use of high cost oxidizing agents during the first two months of the quarter, resulted in production costs for the first quarter that was in excess of $40.00 per pound. The necessary financial surety to allow commencement of new production wellfields at our South Texas projects were secured in April 2006 following the equity infusion discussed in Footnote 10.

        Our uranium production for 2006 is now forecasted at approximately 750,000 pounds as a result of the timing delays we encountered. Such production is expected to be 375,000 pounds from each of our Vasquez and Kingsville Dome projects. Our Kingsville Dome project commenced production at the end of April 2006, rather than at the beginning of the month as originally planned.

        We have taken steps to improve the profitability of our uranium sales. We have renegotiated all of our supply contracts with Itochu and UG and have committed to each of them 1/2 of whatever our production is in Texas at a price that is based on the market price at the time of delivery less a discount. See "Long-Term Delivery Contracts" for a discussion of the terms of the revised contracts, including certain conditions thereto. We now expect our annual production from the Vasquez property to approximate 375,000 pounds, and we expect to receive approximately $32.00 to $33.00 per pound for these sales at current prices. We have substantially reduced the use of the high cost oxidizing agents to reduce our production costs at Vasquez and expect our production costs going forward to be in the range of $25.00 to $27.00 per pound.

        Our uranium production in 2006 is forecast at approximately 750,000 pounds. Such production is expected to be 375,000 pounds from each of our Vasquez and Kingsville Dome projects. We began production at Kingsville Dome in April 2006, and project sales from this project to commence in the second quarter of 2006. We expect the profitability from our Kingsville Dome production will be greater than that seen from our Vasquez production as a result of higher sales prices under our new contracts and lower costs of production than at Vasquez.

        During 2006, the Company plans to continue its program begun in 2005 to purchase additional uranium resources through the acquisition of known uranium deposits within the South Texas uranium trend. These small deposits, ranging from 1.5 to 4 million pounds of uranium, are ideally suited for the Company's satellite plant technology. The Company plans to feed the resulting production together with production from the Rosita property itself, some of which is currently permitted to produce, through the currently idle but fully permitted Rosita Plant. We believe the Rosita property has significant potential for additional production at the current market price for uranium. We plan to upgrade the Rosita Plant by the addition of an additional elution circuit and a yellowcake dryer. In addition, discussions are ongoing to obtain the exploration rights to certain large properties.

3.     DISCLOSURE OF NON-CASH TRANSACTIONS

        The following non-cash transaction occurred in the first quarter of 2006:

        In March 2006, 103,896 shares of the Company's Common Stock were issued in connection with the conversion of the Convertible Notes described in Footnote 6.

4.     RESTATEMENT OF FINANCIAL STATEMENTS

Restatement of Financial Statements

        The Company determined that its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and the financial statements have been restated as of December 31, 2003, to record these contracts at fair value.

        The impact of such restatement to the financial statements at March 31, 2005 is:

	As Originally Presented	As Restated
Consolidated Balance Sheet Liabilities and Shareholders' Equity (Deficit)
Unrealized loss on derivatives, current portion	$—	$4,415,600
Total current liabilities	$2,869,947	$7,015,547
Unrealized loss on derivatives, net of current portion	$—	$14,129,076
Deferred income taxes	$14,000	$—
Accumulated deficit	$(60,046,245)	$(78,306,921)
Total shareholders' equity (deficit)	$654,991	$(17,605,685)
Consolidated Statement of Operations
Unrealized loss on derivatives	$—	$2,428,566
Total cost of uranium sales	$1,130,195	$3,558,761
Earnings (loss) from operations before corporate expenses	$576,266	$(1,852,300)
Earnings (loss) from operations	$52,847	$(2,375,719)
Net earnings (loss) before income taxes	$70,577	$(2,357,989)
Deferred income tax expense	$14,000	—
Net earnings (loss)	$56,577	$(2,357,989)
Net earnings (loss) per common share:
Basic and Fully Diluted	$0.00	$(0.07)
Consolidated Statement of Cash Flows
Net earnings (loss)	$56,577	$(2,357,989)
Unrealized loss on derivatives	$—	$2,428,566

5.     CONTRACT COMMITMENTS

Amendment to Uranium Sales Contracts

        In March 2006 we entered into a new contract with Itochu and a new contract with UG that supersede the existing contracts. Each of the new contracts calls for delivery of one-half of our actual production from our Vasquez property and other properties in Texas currently owned or hereafter acquired by the Company (excluding certain large potential exploration plays). The terms of such contracts are summarized below.

        The Itochu Contract.    Under the Itochu contract all production from the Vasquez property will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $6.50 per pound, with a floor for the spot price of $37 and a ceiling of $46.50. Other Texas production will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $7.50 per pound, with a floor for the spot price of $37 and a ceiling of $43. On non-Vasquez production the price paid will be increased by 30% of the difference between actual spot price and the $43 ceiling up to and including $50 per pound. If the spot price is over $50 per pound the price on all

Texas production will be increased by 50% of such excess. The floor and ceiling and sharing arrangement over the ceiling applies to 3.65 million pounds of deliveries, after which there is no floor or ceiling. Itochu has the right to cancel any deliveries on six-month's notice.

        We have also entered into a letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico. See Footnote 10—"Joint Venture for Churchrock Property." We anticipate entering into a definitive joint venture agreement with Itochu by July 1, 2006. If the Company fails to use good faith efforts to negotiate and enter into such definitive agreement, the foregoing terms will terminate and the original contract terms will be reinstated effective for all deliveries after the occurrence of such determination. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study, currently anticipated to occur around the end of 2006. If Itochu should terminate the venture at that time, we would no longer receive the additional price of 30% of the excess over $43 per pound outlined above. If we should terminate the venture at that time, the original contract terms will be reinstated from that time forward.

        The UG Contract.    Under the UG contract all production from the Vasquez property and other Texas production will be sold at a price equal to the month-end long-term contract price for the second month prior to the month of delivery less $6 per pound until (i) 600,000 pounds have been sold in a particular delivery year and (ii) an aggregate of 3 million pounds of Uranium has been sold. After the 600,000 pounds in any year and 3 million pounds total have been sold, UG will have a right of first refusal to purchase other Texas production at a price equal to the average spot price for a period prior to the date of delivery less 4%. In consideration of UG's agreement to restructure its previously existing contract, we have agreed to pay UG $12 million in cash, subject to our ability to raise the cash. Funding for the $12 million payment was raised in April 2006 as a part of the private placement and the payment to UG was made in May 2006.

Impact of Amended Sales Contracts on Derivatives

        The Company's long-term uranium sales contracts prior to their amendment in March 2006 met the definition of derivative financial instruments for financial statement reporting purposes and are recorded on the balance sheet at December 31, 2005 and 2004 at fair value. Changes in the Company's derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the delivery obligations under the uranium sales contracts. The amended contracts obligate the Company to deliver 50% of its uranium production to each customer, and do not obligate the Company to deliver any uranium in excess of its production. The Company has determined that the terms of the amended contracts substantially eliminates their qualification as derivatives and therefore, with the exception of the delivery of approximately 21,000 pounds under the UG contract, are not required to be valued at fair value. The amendment to these contracts resulted in a gain on derivatives recorded to the consolidated statements of operations in the first quarter of 2006 of $34.3 million. A liability of approximately $528,000 is recorded at March 31, 2006, for the liability associated with the remaining delivery obligation to UG of 21,075 pounds at a price of $15.50 per pound.

6.     NOTES PAYABLE

Convertible Notes

        In 2000, the Company issued a $135,000 Convertible Note due July 17, 2005 in settlement of certain outstanding claims. Interest of 6% per annum was due at maturity. The Company could prepay the Note at any time and the holder of the Note had the right to convert all principal and accrued interest into shares of the Company's Common Stock at a conversion price of $3.00 per share. In the third quarter of 2005, the maturity was extended to July 17, 2006, and the accrued and unpaid interest of $40,833 was added to the principal of the Convertible Note. The conversion price was reduced to $1.76 per share. In connection with these amended terms, the Company recorded interest expense of approximately $56,000 in 2005 related to the beneficial conversion terms of the modified Note. In March 2006, all of the principal and accrued interest ($182,900) under the note were converted into 103,896 shares of the Company's Common Stock.

Note Purchase Agreement

        On March 28, 2005 the Company borrowed $600,000 from five (5) stockholders of the Company, each of whom may be considered an affiliate. The Notes were unsecured, with a maturity date of March 24, 2006 and bore interest at the rate of 10% per annum. Each of the Notes carried conversion rights entitling the holder the right to convert the face value of the Note plus accrued interest into shares of common stock of the Company at a price equal to the share price the Company received under subsequent debt or equity offerings. In the fourth quarter of 2005 each lender elected to convert their note and accrued interest into common stock of the Company. A total of 314,166 shares were issued at a share price of $2.00 per share.

7.     STOCK BASED COMPENSATION

  Adoption of SFAS 123(R)

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123(R) "Share-Based Payment" ("SFAS 123(R)") using the modified prospective transition method. In addition, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 "Share-Based Payment" ("SAB 107") in March, 2005, which provides supplemental SFAS 123(R) application guidance based on the views of the SEC. Under the modified prospective transition method, compensation cost recognized in the quarter ended March 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective transition method, results for prior periods have not been restated.

        The adoption of SFAS 123(R) resulted in stock compensation expense for the quarter ended March 31, 2006 of $397,000 to general and administrative expenses. The Company did not recognize a tax benefit from the stock compensation expense because the Company considers it is more likely than not that the related deferred tax assets, which have been reduced by a full valuation allowance, will not be realized.

        The Black-Scholes option-pricing model was used to estimate the option fair values. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements through the measurement date of the stock option grant. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent periods ending March 31, 2006 for the expected option term. The expected option term was estimated based on historical averages over the most recent periods ending March 31, 2006.

        No options were granted in the three months ended March 31, 2006.

  Pro-Forma Stock Compensation Expense for the Quarterly Period Ended March 31, 2005

        Prior to 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25. Since all options granted prior to the quarter ended March 31, 2005 had an exercise price equal to the closing market price of the underlying common stock on the grant date, no compensation expense was recognized. If compensation expense had been recognized based on the estimated fair value of each option granted in accordance with the provisions of SFAS 123 as amended by Statement of Financial Accounting Standard 148, our net loss and net loss per share would have been reduced to the following pro-forma amounts:

Three Months Ended March 31, 2005
Net Loss: As Reported	$(2,357,989)
Pro forma stock based compensation costs under the fair value method, net of tax	(8,875)

Pro Forma Net loss	$(2,366,864)

Loss per share—basic, as reported	$(0.07)

Loss per share—basic, as adjusted	$(0.07)
Loss per share—diluted, as reported	$(0.07)

Loss per share—diluted, as adjusted	$(0.07)

        No options were granted in the three months ended March 31, 2005.

        Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock compensation expense presented above for the prior quarterly period ended March 31, 2005 under SFAS 123 and the stock compensation expense recognized during the current quarterly period ended March 31, 2006 under SFAS 123(R) are not directly comparable. In accordance with the modified prospective transition method of SFAS 123(R), the prior comparative quarterly results have not been restated.

  Stock Options as of the Quarterly Period Ended March 31, 2006

        The Company has four stock option plans, the 1995 Stock Incentive Plan, the 2004 Stock Incentive Plan, the Director's Stock Option Plan and the 2004 Directors' Stock Option Plan. The Company will grant unissued common stock to satisfy future exercises under these plans.

        The exercise price for the Company's 2004 Stock Incentive Plan (the "2004 Plan") enables the Company to provide incentives to key employees to perform well in a difficult and rapidly changing environment in the Uranium mining industry. The 2004 Plan authorizes grants of incentive stock options and non-qualified options to purchase up to an aggregate of 1,750,000 shares of Common Stock. All options have a ten-year term. A majority of the stock options vest 25% immediately upon grant and 25% on the anniversary date of the grant thereafter.

        The exercise price for the options granted under the 1995 Stock Incentive Plan has been the fair market value of the Common Stock on the date granted. The terms of the options are determined by the Board of Directors upon grant; however, no options may be exercised after a period of ten years.

        The Directors' Stock Option Plan provides for the grant of 5,000 stock options to each of the non-employee directors along with additional annual grants of stock options upon re-election as directors at the Company's annual meeting or at June 1 of each year if no annual meeting is held.

        Under the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"), each non-employee director on the date the Plan is adopted shall be granted an option to purchase seventy-five thousand (75,000) shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time is granted an option to purchase 25,000 shares of Common Stock and, each Non-Employee Director shall be granted an option to purchase twenty-five thousand (25,000) shares either (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year.

        The following table summarizes stock options outstanding and changes during the quarterly period ended March 31, 2006:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2006	3,743,064	$2.17
Granted	—	—
Exercised	—	—
Canceled or forfeited	(14,605)	39.00

Options outstanding at March 31, 2006	3,728,459	2.03	7.90	$20,326,206

Options exercisable at March 31, 2006	1,806,920	$2.16	7.15	$9,606,705

        Shares available for grant under the Plans as of March 31, 2006 were 2,120,500.

        Stock options outstanding and currently exercisable at March 31, 2006 are as follows:

	Options Outstanding
		Weighted Average Remaining Contractual Life (in years)		Options Exercisable
Stock Option Plan	Number of Options Outstanding		Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
1995 Stock Incentive Plan	2,846,459	7.67	$1.77	1,427,470	$1.89
2004 Employee Incentive Plan	679,500	8.73	3.25	339,750	3.25
Directors Stock Option Plan	2,500	2.82	19.83	2,200	22.51
2004 Directors Plan	200,000	8.50	1.32	37,500	1.48
	3,728,459	7.90	$2.03	1,806,920	$2.16

        Total estimated unrecognized compensation cost from unvested stock options as of March 31, 2006 was approximately $4.0 million, which is expected to be recognized over a weighted average period of approximately 2.52 years.

8.     ASSET RETIREMENT OBLIGATIONS

        The following table shows the change in the balance of the restoration and reclamation liability during the three months ended March 31, 2006 and 2005, respectively:

	Three Months Ended March 31,
	2006	2005
Reserve for future restoration and reclamation costs beginning of period	$3,595,278	$3,410,293
Additions	200,129	161,731
Costs incurred	(257,800)	(239,346)
Accretion expense	50,091	50,091

Reserve for future restoration and reclamation costs at end of period	$3,587,698	$3,382,769

9.     SHAREHOLDERS' EQUITY

Convertible Notes

        In March 2006, 103,896 shares of the Company's Common Stock were issued in connection with the conversion of the Convertible Notes described in Footnote 6.

10.   SUBSEQUENT EVENTS

Equity Infusions

        In April 2006, the Company completed the sale of 10,200,307 shares of its Common Stock at $4.90 per share to accredited investors resulting in gross proceeds of approximately $50 million before expenses of the offering. The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares. Such shares are subject to certain resale registration rights that include penalties (1% per month) in the event registration statement does not become effective in a timely manner or if the registration statement fails to remain effective. The placement agent in connection with the offering received a fee equal to 6% of the transaction, one-half in cash and one-half in shares of the Company's Common Stock in connection with the placement.

Joint Venture for Churchrock Property

        We have entered into a non-binding letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico, under which Itochu will fund all development costs currently estimated at $32 million, primarily through a debt facility that it will provide. Itochu and the Company will split the profits 50-50 and the Company will be the Managing Partner and receive a management fee. For revenues in excess of $30 per pound, the Company will receive additional payments under the joint venture. The Company estimates that the Churchrock property will yield about 12 million pounds of uranium. These terms are subject to the parties negotiating and signing a definitive agreement, and the parties are working towards the preparation and signing of the agreement by July 1, 2006. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study. Itochu is funding $675,000 for the cost of the study.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Uranium Resources, Inc.
Lewisville, TX 75067

        We have audited the consolidated balance sheets of Uranium Resources, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, common shareholders' deficit and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uranium Resources, Inc. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 13 to the consolidated financial statements, the Company restated the financial statements for the year ended December 31, 2004.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and its total liabilities exceed its total assets. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hein & Associates, LLP
Dallas, TX
March 10, 2006, except for Note 14 as to which the date is March 30, 2006

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,
	2005	2004
		(Restated)
Current assets:
Cash and cash equivalents	$5,852,716	$268,866
Receivables, net	32,940	369,494
Uranium and materials/supplies inventory	707,949	45,151
Prepaid and other current assets	269,835	108,799

Total current assets	6,863,440	792,310

Property, plant and equipment, at cost:
Uranium properties	51,662,223	45,456,483
Other property, plant and equipment	302,164	276,271
Less-accumulated depreciation, depletion and impairment	(43,275,660)	(41,424,883)

Net property, plant and equipment	8,688,727	4,307,871
Other assets	1,072,026	259,532
Long-term investment:
Certificate of deposit, restricted	1,288,411	1,232,067

	$17,912,604	$6,591,780

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' DEFICIT

	December 31,
	2005	2004
		(Restated)
Current liabilities:
Accounts payable	$1,139,005	$505,591
Current portion of restoration reserve	1,061,491	1,200,327
Accrued interest and other accrued liabilities	432,683	195,604
Unrealized loss on derivatives, current portion	20,424,291	4,406,134
Current portion of long-term debt	175,833	135,000

Total current liabilities	23,233,303	6,442,656

Other long-term liabilities and deferred credits	3,823,015	3,551,844
Unrealized loss on derivatives, net of current portion	26,396,656	11,439,976
Long-term debt, less current portion	450,000	450,000
Commitments and contingencies (Notes 1, 2, 3, 4, 5, and 11)
Shareholders' equity (deficit):
Common stock, $.001 par value, shares authorized: 200,000,000; shares issued and outstanding (net of treasury shares): 2005—163,808,510; 2004—134,507,263	163,961	134,660
Paid-in capital	74,890,697	60,530,994
Accumulated deficit	(111,035,610)	(75,948,932)
Less: Treasury stock (152,500 shares), at cost	(9,418)	(9,418)

Total shareholders' deficit	(35,990,370)	(15,292,696)

	$17,912,604	$6,591,780

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2004
		(Restated)
Revenues:
Uranium sales—	$4,865,156	$1,009,283

Total revenue	4,865,156	1,009,283
Costs and expenses:
Cost of uranium sales—
Royalties and commissions	355,011	67,956
Operating expenses	3,935,225	1,194,938
Provision (credit) for restoration and reclamation costs	—	—
Accretion/amortization of restoration reserve	348,415	241,810
Depreciation and depletion	1,660,219	263,380
Unrealized loss on derivatives	30,974,837	13,111,772
Writedown of uranium properties and other uranium assets	—	46,188

Total cost of uranium sales	37,273,707	14,926,044

Loss from operations before corporate expenses	(32,408,551)	(13,916,761)
Corporate expenses—
General and administrative	3,191,312	1,999,394
Depreciation	18,027	7,033

Total corporate expenses	3,209,339	2,006,427

Loss from operations	(35,617,890)	(15,923,188)
Other income (expense):
Interest expense	(93,418)	(8,122)
Interest and other income, net	624,630	66,554

Net loss	$(35,086,678)	$(15,864,756)

Net loss per common share:
Basic	$(0.24)	$(0.14)

Diluted	$(0.24)	$(0.14)

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

	Common Stock
			Paid-In Capital	Accumulated Deficit	Treasury Stock
	Shares	Amount
Balances, December 31, 2003 (Restated)	81,824,193	$81,977	$53,211,487	$(60,084,176)	$(9,418)

Net loss (Restated)	—	—	—	(15,864,756)	—
Common stock issuance	52,206,570	52,206	7,224,634	—	—
Common stock issued for deferred compensation	476,500	477	94,823	—	—

Balances, December 31, 2004 (Restated)	134,507,263	$134,660	$60,530,994	$(75,948,932)	$(9,418)

Net loss	—	—	—	(35,086,678)	—
Common stock issuance	27,333,333	27,333	13,042,781	—	—
Common stock issued for services	448,000	448	(448)	—	—
Common stock issued for debt conversion	1,256,664	1,257	627,076	—	—
Stock compensation expense	—	—	581,960	—	—
Beneficial conversion on debt modification	—	—	55,947	—	—
Common stock issued for deferred compensation	263,250	263	52,387	—	—

Balances, December 31, 2005	163,808,510	$163,961	$74,890,697	$(111,035,610)	$(9,418)

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004
		(Restated)
Cash flows from operations:
Net loss	$(35,086,678)	$(15,864,756)
Reconciliation of net loss to cash used in operations—
Unrealized loss on derivatives	30,974,837	13,111,772
Accretion/amortization of restoration reserve	348,415	241,810
Depreciation and depletion	1,678,246	270,413
Writedown of uranium properties and other assets	—	46,188
Decrease in restoration and reclamation accrual	(974,161)	(571,705)
Stock compensation expense	581,960	—
Deferred compensation	—	181,888
Other non-cash items, net	433,636	226,253
Effect of changes in operating working capital items—
(Increase) decrease in receivables	336,554	(344,244)
Increase in inventories	(446,769)	(19,644)
Increase in prepaid and other current assets	(507,563)	(272,765)
Increase in payables and accrued liabilities	939,659	453,666

Net cash used in operations	(1,721,864)	(2,541,124)
Investing activities:
Increase in certificate of deposit, restricted	(56,344)	(830,947)
Additions to property, plant and equipment—
Kingsville Dome	(889,479)	(905,001)
Rosita	(279,975)	(43,448)
Vasquez	(3,915,760)	(2,724,312)
Churchrock	(382,147)	(124,037)
Crownpoint	(396,523)	(61,157)
Other property	(444,172)	(87,573)

Net cash used in investing activities	(6,364,400)	(4,776,475)
Financing activities:
Proceeds from borrowings	600,000	—
Issuance of Common Stock, net	13,070,114	7,276,840

Net cash provided by financing activities	13,670,114	7,276,840

Net increase (decrease) in cash and cash equivalents	5,583,850	(40,759)
Cash and cash equivalents, beginning of year	268,866	309,625

Cash and cash equivalents, end of year	$5,852,716	$268,866

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF THE COMPANY

        Uranium Resources, Inc. ("URI") was formed in 1977 and domesticated in Delaware in 1987. The Company is primarily engaged in the business of acquiring, exploring, developing and mining uranium properties, using the in situ leach ("ISL") or solution mining process. Historically, the primary customers of the Company have been major utilities who utilize nuclear power to generate electricity. At present the Company owns producing and undeveloped uranium properties in South Texas and undeveloped uranium properties in New Mexico.

        The Company resumed uranium production in the fourth quarter of 2004 at its Vasquez project in South Texas and began wellfield development in the fourth quarter of 2005 at its Kingsville Dome project, in South Texas, in anticipation of production from this project in April 2006. Prior to resuming Vasquez production, the Company had been in production stand-by since the first quarter of 1999 at its Kingsville Dome and Rosita projects. Groundwater restoration activities have been conducted and are currently ongoing at both the Kingsville Dome and Rosita projects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Description of Company

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of URI and its wholly owned subsidiaries (collectively "the Company"). All significant intercompany transactions have been eliminated in consolidation.

Inventories

        Uranium and materials and supplies inventory for each of the Company's projects are valued at the lower of average cost or market.

Uranium Properties

        Capitalization of Development Costs. All acquisition and development costs (including financing, salary and related overhead costs) incurred in connection with the various uranium properties are capitalized. Exploration and evaluation costs associated with uranium properties are expensed as incurred until such time that the existence of a commercially minable uranium deposit is confirmed. All properties with significant acquisition or incurred costs are evaluated for their realizability on a property-by-property basis. Any impairment of such costs is recognized through a reduction in the net carrying value of the asset. (See Note 3—"Uranium Properties—Property Realizability").

        Depreciation and Depletion. Depletion of uranium mineral interests, permits, licenses and related development costs are computed on a property-by-property basis using the units-of-production method based on each projects pounds of recoverable uranium. Depreciation and depletion are provided on the investment costs, net of salvage value, of the various uranium properties' production plants and related equipment using the estimated production life of the uranium reserves. During the periods that our facilities are not in production, depletion on our mineral interests, permits, licenses and development properties are ceased. Depreciation and depletion of our plant facilities, machinery and equipment continues, at significantly reduced amounts, in accordance with the level of stand-by activity being conducted at each site. Other ancillary plant equipment and vehicles are depreciated using a straight line method based upon the estimated useful lives of the assets.

Other Property, Plant and Equipment

        Other property, plant and equipment consists of corporate office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Capitalization of Interest

        The Company capitalizes interest cost with respect to properties undergoing exploration or development activities that are not subject to depreciation or depletion. The average interest rate on outstanding borrowings during the period is used in calculating the amount of interest to be capitalized. No interest was capitalized in the twelve months ended December 31, 2005 and 2004. Total interest costs in these periods were $37,000 and $8,000, respectively.

Restoration and Remediation Costs (Asset Retirement Obligations)

        Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its mine projects to the pre-existing mine area average quality after the completion of mining. In August 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which established a uniform methodology for accounting for estimated reclamation and abandonment costs. The statement was adopted January 1, 2003, when the Company recorded the estimated present value of reclamation liabilities and increased the carrying amount of the related asset, which resulted in a net expense for the cumulative effect of a change in accounting principle of $1,447,000. Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and remediation costs.

        In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations"—an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

        Future reclamation and remediation costs are accrued based on management's best estimate at the end of each period of the costs expected to be incurred at each project. Such estimates are determined by the Company's engineering studies calculating the cost of future of surface and groundwater activities. During the years ended December 31, 2005 and 2004 the Company increased its accrual for restoration and reclamation costs by $620,774 and $318,000, respectively.

Contingent Liabilities—Off Balance Sheet Arrangements

        The Company has obtained financial surety relating to certain of its future restoration and reclamation obligations as required by the State of Texas regulatory agencies. The Company has bank Letters of Credit (the "L/C's") and performance bonds issued for the benefit of the Company to satisfy such regulatory requirements. The L/C's were issued by Bank of America and the performance bonds have been issued by United States Fidelity and Guaranty Company ("USF&G"). L/C's for $944,000 and $897,000 were issued at December 31, 2005 and 2004, respectively such L/C's are collateralized in their entirety by certificates of deposit.

        Performance bonds totaling $2,835,000 were issued for the benefit of the Company at December 31, 2005 and 2004. USF&G has required that the Company deposit funds collateralizing a portion of the bonds. The amount of bonding issued by USF&G exceeded the amount of collateral by $2,491,000 and $2,500,000 at December 31, 2005 and 2004, respectively. In the event that USF&G is required to perform under its bonds or the bonds are called by the state agencies, the Company would be obligated to pay any expenditures in excess of the collateral.

Revenue Recognition for Uranium Sales

        The Company delivers uranium to its customers at third-party conversion facilities. The third-party converters warehouse our uranium and transfer title to our customers via book transfer upon instructions supplied by the Company. The Company recognizes revenue from the sale of uranium when title to the uranium transfers and delivery is completed through such book transfer.

Earnings Per Share

        Net earnings (loss) per common share—basic has been calculated based on the weighted average shares outstanding during the year and net earnings (loss) per common share—diluted has been calculated assuming the exercise or conversion of all dilutive securities. Due to net losses incurred for the two years presented there were no dilutive securities included in any of these years.

        The weighted average number of shares used to calculate basic and diluted loss per share was 146,577,874 and 114,901,282 in 2005 and 2004, respectively. The potential Common Stock that was excluded from the calculation of diluted earnings per share was 17,611,938 and 9,758,763 in 2005 and 2004, respectively.

Consolidated Statements of Cash Flows

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Additional disclosures of cash flow information follow:

	Year Ended December 31,
	2005	2004
Cash paid during the period for:
Interest	$0	$0
The following non-cash transactions occurred in 2005 and 2004 and such transactions are summarized as follows:
The Company issued 263,250 and 476,500 shares of Common Stock in 2005 and 2004, respectively in satisfaction of the conversion of deferred compensation	$52,649	$95,300

        In the fourth quarter of 2005, the Company issued 1,256,664 shares of Common Stock in satisfaction of the conversion of $600,000 in principal and $28,333 in accrued interest for borrowings made pursuant to a Note Purchase Agreement dated March 24, 2005.

        In connection with a $12 million private placement in August 2005 the Company paid a fee of $336,000 in cash and 448,000 shares of Common Stock to a placement agent.

        In June 2005, the Company recorded $443,960 in stock compensation expense related to stock options granted to employees and directors of the Company that were contingent upon shareholder approval of amendments to the stock option plans under which the grants were issued.

        In September 2005, the Company recorded $138,000 in stock compensation expense for stock options granted to a non-employee for services provided to the Company.

Restricted Cash

        At December 31, 2005 and 2004, the Company had pledged certificates of deposit of $1,288,000 and $1,232,000, respectively, in order to collateralize letters of credit required for future restoration and reclamation obligations related to the Company's South Texas production and development properties. These funds are not readily available to the Company and are not included in cash equivalents.

Stock-Based Compensation

        In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation plans. Under APB No. 25, compensation is measured as the excess, if any, of the quoted market price of the Company's Common Stock over its exercise price at the date of grant.

        On June 2, 2004, 6,750,000 options were granted to officers at an exercise price of $0.29 per share. Stock compensation expense of $444,000 was recorded in June 2005 (the date an amendment to the stock option plan was approved by the Company's stockholders) and is reflected in the Consolidated Statements of Operations under general and administrative expenses for the year ended December 31, 2005.

        On September 28, 2005, 200,000 options were granted to a non-employee of the Company for services provided to the Company. Stock compensation expense of $138,000 is reflected in the Consolidated Statements of Operations under general and administrative expenses for the year ended December 31, 2005.

Derivative Financial Instruments

        The Company has determined that its long-term uranium sales contracts meet the definition of derivative financial instruments for financial statement reporting purposes, and as of such date, are recorded on the balance sheet at fair value. Changes in the fair value of such derivatives recorded on the balance sheet are recorded in the consolidated statements of operations in current earnings as they occur. Such changes in the Company's derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts. See note 14 for discussion of renegotiated sales contracts.

        Management applies significant judgment in estimating the fair value of instruments that are highly sensitive to assumptions regarding uranium prices and market volatilities. Variations in these factors could materially affect amounts credited or charged to operations to reflect the changes in fair market value of derivatives.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Such estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specifically regarding the Company's uranium properties, significant estimates were utilized in determining the carrying value of these assets and in the case of producing and development properties the pounds of uranium to be recovered. The actual values received from the disposition of these assets and the amount of uranium recovered from these projects may vary significantly from these estimates based upon market conditions, financing availability and other factors.

        Regarding the Company's reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs and timing to complete the groundwater restoration and surface reclamation at the Company's mine sites. The actual cost to conduct these activities may vary significantly from these estimates.

Risks and Uncertainties

        Historically, the market for uranium has experienced significant price fluctuations. Prices are significantly impacted by global supply and demand, which is affected by the demand for nuclear power, political, and economic conditions, governmental legislation in uranium producing and consuming countries, and production levels and costs of production of other producing companies.

Increases or decreases in prices received could have a significant impact on the Company's future results of operations.

        The Company has outstanding surety bonds issued on its behalf by USF&G at December 31, 2005 and 2004. The Company has deposited funds collateralizing a portion of these bonds. In the event that USF&G is required to perform under the bonds or the bonds are called by the state agencies, the Company would be obligated to pay USF&G for its expenditures in excess of the collateral. See "Summary of Significant Accounting Policies—Restoration and Reclamation Costs" for further discussion.

Impact of Recent Accounting Pronouncements

        In March 2004, the EITF reached consensus on Issue 04-3, "Mining Assets: Impairment and Business Combinations." EITF 04-3 relates to estimating cash flows used to value mining assets or assess those assets for impairment. The Company assesses impairment on the projected mine life of each project utilizing existing technology. The release, which was effective for business combinations and impairment testing after March 31, 2004, did not have a significant impact on the Company's consolidated financial results.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material ("spoilage") and requires such costs to be recognized as current-period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overhead costs be based on normal capacity. The Statement is effective for years beginning after June 15, 2005, with early adoption permitted. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 153, "Exchange of Nonmonetary Assets an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. The Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Implementation of the Statement is not expected to have a significant effect on the Company's financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R) "Share-Based Payments." SFAS No. 123R requires that the cost from all share-based payment transactions, including stock options, be recognized in the financial statements at fair value. SFAS No. 123R is effective for the Company in the first interim period after December 15, 2005. SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for a grant of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The Company will adopt the provisions of SFAS No. 123R on January 1, 2006. Compensation expense will be recognized for all newly granted options after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123R, will be recognized ratably over the remaining vesting period. The implementation of SFAS No. 123R is expected to result in a non-cash charge against earnings in the first quarter of 2006 of approximately $320,000.

        In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in operating costs in the same period as the revenue from the sale of inventory. The EITF 04-6 applies specifically to conventional mining operations (open pit mining) and as a result the Company does not believe it is applicable to the Company's in situ recovery mining operations.

3. GOING CONCERN

        The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        Should the Company be unable to achieve profitable operations or raise additional capital to bring on new uranium projects, it may not be able to continue operations. These factors raise substantial doubt concerning the ability of the Company to continue as a going concern. The accompanying financial statements do not purport to reflect or provide for the consequences of discontinuing operations. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to liabilities, the amount that may be allowed for claims and contingencies, or the status and priority thereof; (c) as to shareholder accounts, the effect of any changes that may be made in the capitalization of the Company; and (d) as to operations, the effect of any changes that may be made in its business.

4. URANIUM PROPERTIES

Property, Plant and Equipment

	Property, Plant and Equipment Balances (net) At December 31,
	2005	2004
Uranium plant	$2,315,000	$1,873,000
Uranium wellfield development	3,592,000	1,670,000
Permits and licenses	1,308,000	284,000
Mineral rights	659,000	274,000
Exploration	56,000	—
Vehicles/depreciable equipment	247,000	24,000
Other	512,000	183,000

Total	$8,689,000	$4,308,000

Property Realizability

  Uranium Properties

        The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected uranium prices, production levels and operating costs of production and capital, based upon the projected remaining future uranium production from each project. The Company's estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, uranium prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

        The Company recorded an impairment and reduced the carrying value of its uranium properties by $46,000 in 2004.

Vasquez Property

        The Company has a mineral lease on 872 gross and net acres located in southwestern Duval County, in South Texas. The term expires in February 2008. The lease provides for royalties based upon 6.25% of uranium sales below $25.00 per pound and royalty rate increases on a sliding scale up to 10.25% for uranium sales occurring at or above $40.00 per pound.

        The net carrying value of the property was approximately $4,611,000 at December 31, 2005. Such assets consisted of mineral rights, permits/licenses, wellfield development, plant buildings/uranium processing/drying facilities and restoration and other equipment of $104,000, $60,000, $3,395,000, $963,000 and $89,000 respectively. The net carrying value of the property was approximately $2,477,000 at December 31, 2004. Such assets consisted of mineral rights, permits/licenses, wellfield development, plant buildings/uranium processing/drying facilities and restoration and other equipment of $91,000, $49,000, $1,670,000, $641,000 and $26,000 respectively.

Kingsville Dome Property

        The Kingsville Dome property consists of mineral leases from private landowners on about 2,354 gross and net acres located in central Kleberg County, Texas. The leases provide for royalties based upon a percentage of uranium sales of 6.25%. The leases have expiration dates ranging from 2000 to 2007. With a few minor exceptions, all the leases contain clauses that permit us to extend the leases not held by production by payment of a per acre royalty ranging from $10 to $30.

        The net carrying value of the property was approximately $2,110,000 at December 31, 2005. Such assets consisted of mineral rights, permits/licenses, plant buildings/uranium processing/drying facilities, wellfield development and restoration and other equipment of $239,000, $379,000, $1,179,000, $197,000 and $116,000, respectively. The net carrying value of the property was approximately $1,298,000 at December 31, 2004. Such assets consisted of mineral rights, permits/licenses, plant buildings/uranium processing/drying facilities and restoration and other equipment of $127,000, $91,000, $1,056,000 and $24,000, respectively. The Company recorded an impairment provisions in the year ended December 31, 2004 of approximately $13,000 for the Kingsville Dome property.

Rosita Property

        The Company holds several lease holdings in a uranium prospect ("Rosita") in Duval County, Texas. The Company has produced over 3 million pounds of uranium from this property in the early to mid 1990's but the property was placed on stand-by in 1999 because of low uranium prices. With the significant increase in uranium prices the company is re-evaluating this property for additional future uranium production.

        Cost of uranium sales in 2005 and 2004 in the Consolidated Statements of Operations includes $83,000 and $105,000, respectively of costs incurred to maintain the facility while Rosita was on standby and not in production. The Company recorded impairment provisions in the year ended December 31, 2004 of approximately $34,000, for the Rosita property.

        The net carrying value of the property at December 31, 2005 and 2004 was approximately $173,000 and $184,000, respectively. Such assets consisted of plant buildings and uranium processing equipment of $173,000 and $175,000 in 2005 and 2004 respectively and restoration and other equipment of $9,000 in 2004.

South Rosita

        In the fourth quarter of 2005, the Company entered into leases on approximately 1,300 acres in Duval County near its Rosita property. Evaluation of the uranium mineralization potential of this property will be conducted in 2006.

Churchrock Properties

        The Churchrock project encompasses about 2,200 gross and net acres. The properties are located in McKinley County, New Mexico and consist of three parcels, known as Section 8, Section 17 and Mancos. None of these parcels lies within the area generally recognized as constituting the Navajo Reservation. We own the mineral estate in fee for both Section 17 and the Mancos properties. We own patented mining claims on Section 8.

        The surface estate on Section 17 is owned by the United States Government and held in trust for the Navajo Nation. We have royalty obligations ranging from 5% to 6 1/4% and a 2% overriding royalty obligation to the Navajo Nation for surface use agreements.

        Permitting activities are currently ongoing on both of these properties. The net carrying value of these properties was $506,000 and $124,000 at December 31, 2005 and 2004, respectively. The assets consisted of mineral rights and permitting/licensing at December 31, 2005 and 2004.

Crownpoint Property

        The Crownpoint properties are located in the San Juan Basin, 22 miles northeast of our Churchrock deposits and 35 miles northeast of Gallup, New Mexico, adjacent to the town of Crownpoint. The Properties consist of 619 gross and 521.8 net acres.

        The net carrying value of these properties was $518,000 and $122,000 at December 31, 2005 and 2004 and consisted primarily of mineral rights, permits/licenses and plant buildings and equipment.

West Largo and Roca Honda

        In March 1997, we acquired the fee interest in 177,000 acres in northwestern New Mexico. Several significant occurrences of uranium mineralization are know to be within this acreage, including a uranium mineralized property called the West Largo and a uranium mineralized property called the Roca Honda.

        The West Largo property is about 21 miles north of the town of Milan and about 1.5 miles west of State Highway 509 in McKinley County, New Mexico. The property lies about 3 miles to the northwest of the Ambrosia Lake District, a major producer of uranium by means of underground operations from the late 1950s to the early 1980s.

        The Roca Honda property lies about 4 miles northwest of the town of San Mateo in McKinley County, New Mexico. We also own 36 unpatented mining claims encompassing approximately 640 acres that are adjacent to the fee land.

        The net carrying value of the property was $29,000 and $15,000 at December 31, 2005 and 2004, respectively.

5. CONTRACT COMMITMENTS

Sales Contracts

        Long-term contracts have historically been the primary source of revenue to the Company.

        In August 2003, we signed a sales contract to deliver approximately 300,000 pounds of uranium annually for the years 2005-2008. In January 2004, we signed a second uranium supply contract to deliver approximately 300,000 pounds annually for the years 2005-2008.

        In 2004, the Company amended one of the sales contracts to accelerate a portion of the 2005 deliveries into 2004 to provide cash flow from its uranium inventory. Deliveries under these contracts in 2005 and 2004 totaled approximately 271,000 and 72,000 pounds respectively and generated approximately $4.9 million and $1 million in revenue respectively, from such sales.

        The following table provides information at December 31, 2005 concerning the expected quantities under our two long-term sales contracts from January 1, 2006 through 2008. In both contracts the fixed purchase price is escalated based upon the increase from the fourth quarter of 2003 in the Gross

Domestic Product Implicit Price Deflator Index published by the US Department of Commerce. The Index has increased 5.64% since the fourth quarter of 2003 through the first quarter of 2006.

	2006	2007	2008	Total
Number of customers	2	2	2
Total long-term deliveries (000's of pounds)	*1,037	690	690	2,417
Total sales (000's)	$15,112	$9,567	$9,567	$34,246
Average sales price per pound	$14.58	$13.87	$13.87	$14.17

*
2005 contract obligations of 347,000 pounds not delivered in 2005 have been added to the 2006 contractual delivery requirements, such deliveries are limited to actual production

        In addition to the foregoing, the Company has entered into two contracts that call for deliveries of 645,000 pounds in the aggregate by December 31, 2007 at the current spot price on the date of delivery less an average of $3.80 per pound.

        In March, 2006 the Company executed agreements significantly amending the sales contracts noted above. (See Footnote 14. "Subsequent Events" for additional information about these amended contracts.)

Derivative Financial Instruments

        The Company has determined that its long-term uranium sales contracts meet the definition of derivative financial instruments for financial statement reporting purposes, and the financial statements have been restated as of January 1, 2004, to record these contracts at fair value. The Company does not enter into hedge transactions with respect to its uranium sales contracts and the fair value loss represents the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts.

6. LONG-TERM DEBT

Convertible Notes

        In 2000, the Company issued a $135,000 Convertible Note due July 17, 2005 in settlement of certain outstanding claims. Interest of 6% per annum was due at maturity. The Company could prepay the Note at any time and the holder of the Note had the right to convert all principal and accrued interest into shares of the Company's Common Stock at a conversion price of $0.75 per share. In the third quarter of 2005, the maturity was extended to July 17, 2006, and the accrued and unpaid interest of $40,833 was added to the principal of the Convertible Note. The conversion price was reduced to $0.44 per share. In connection with these amended terms, the Company recorded interest expense of approximately $56,000 related to the beneficial conversion terms of the modified Note. In the first quarter of 2006, all of the principal and accrued interest under the note were converted in shares in March, 2006.

        On March 28, 2005 the Company borrowed $600,000 from five (5) stockholders of the Company, each of whom may be considered an affiliate. The Notes were unsecured, with a maturity date of

March 24, 2006 and bore interest at the rate of 10% per annum. Each of the Notes carried conversion rights entitling the holder the right to convert the face value of the Note plus accrued interest into shares of common stock of the Company at a price equal to the share price the Company received under subsequent debt or equity offerings. In the fourth quarter of 2005 each lender elected to convert their note and accrued interest into common stock of the Company. A total of 1,256,664 shares were issued at a share price of $0.50 per share.

Summary of Long-Term Debt

	At December 31,
	2005	2004
Long-term debt of the Company consists of:
Crownpoint property (Note 3)	$450,000	$450,000
Convertible Note	175,833	135,000

	625,833	585,000
Less—Current portion	175,833	135,000

Total long-term debt	$450,000	$450,000

        Maturities of long-term debt are as follows:

For the Twelve Months Ended:
December 31, 2006	$175,833
December 31, 2007	$—
December 31, 2008	$—
December 31, 2009	$—
December 31, 2010 and beyond	$450,000

7. RELATED-PARTY TRANSACTIONS

        In August 2005 and May 2005 the Company issued shares of its common stock in private placement transactions. Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 1,600,000 shares out of 24,000,000 shares in the August 2005 offering and all of the 3,333,333 shares in the May 2005 offering. The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares issued in these private placements.

        In September 2005, the Company issued a total of 38,250 shares of Common Stock at $0.20 per share to a director of the Company upon his election to convert deferred compensation into shares under the terms of the deferred compensation plans.

        On March 28, 2005 the Company borrowed $600,000 pursuant to a Note Purchase Agreement dated March 24, 2005. The lenders were five (5) stockholders of the Company, each of whom may be considered an affiliate. In the fourth quarter of 2005 each lender elected to convert their note and accrued interest in common stock of the Company. A total of 1,256,664 shares were issued at a share price of $0.50 per share in connection with the conversion of the Notes.

        In January 2005, the Company issued a total of 225,000 shares of Common Stock at $0.20 per share to a former director and holder of in excess of 5% of outstanding common shares of the Company upon his election to convert deferred compensation.

        In November 2004, the Company raised an additional $100,000 of equity by the issuance of 514,565 shares of Common Stock at $0.20 and $0.19 per share to an executive officer and director of the Company upon the exercise of outstanding stock options.

        In June and December 2004, the Company issued a total of 476,500 shares of Common Stock at $0.20 per share to a director of the Company upon his election to convert deferred compensation.

8. SHAREHOLDERS' EQUITY (DEFICIT)

Equity Infusions

        In 2005 and 2004 the Company sold shares of common stock in the following private placements:

Date	Price per Share	Amount	Shares Issued
August 2005	$0.50	$12,000,000	24,000,000
May 2005	$0.45	$1,499,999	3,333,333
May 2004	$0.15	$5,897,550	39,317,005
February 2004	$0.10	$325,000	3,250,000
January 2004	$0.10	$350,000	3,500,000

        In connection with the August 2005 placement the Company paid a fee of $336,000 in cash and 448,000 shares of Common Stock to a placement agent.

        Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 1,600,000 shares in the offering. In the May 2005 placement, two private investment partnerships managed by George R. Ireland, a director of the Company, purchased all of the shares in the offering.

        The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares issued in these private placements.

Common Stock Issued Upon Conversion of Warrants/Options

        In September 2005, the Company issued 38,250 shares of Common Stock of the Company at $0.20 per share to a director of the Company upon his election to convert deferred compensation. In January 2005, the Company issued 225,000 shares of Common Stock of the Company at $0.20 per share to a former director of the Company upon his election to convert deferred compensation.

        In November 2004, the Company raised $100,000 of equity by the issuance of 223,265 and 291,300 shares of Common Stock at $0.20 and $0.19 per share respectively, to an executive officer and director of the Company upon the exercise of outstanding stock options.

        In the fourth quarter of 2004, the Company raised $675,000 of equity by the issuance of 5,625,000 shares of Common Stock at $0.12 upon the exercise of Warrants that were issued in August 2000.

        In June and December 2004, the Company issued a total of 476,500 shares of Common Stock at $0.20 per share to a director of the Company upon his election to convert deferred compensation.

Increase in Authorized Shares

        In January 2004, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of Common Stock, par value $0.001 per share (the "Common Stock"), from 100,000,000 to 200,000,000.

Stock Options

Employee Stock Options

        On June 2, 2004, the Board of Directors of the Company, adopted an amendment to the Company's 1995 Stock Incentive Plan (the "1995 Plan") to increase the number shares of Common Stock subject to the 1995 Plan to 12,000,000. The amendment was approved by the Shareholders of the Company in June 2005. Also on June 2, 2004, the Compensation Committee of the Board of Directors issued to executive officers, incentive stock options under the 1995 Plan, to purchase 6,028,000 shares at a price of $0.29 per share and non-qualified options to purchase 722,000 shares at $0.29 per share. In September 2005 the Compensation Committee issued under the 1995 Plan, incentive stock options to purchase 571,400 shares at a price of $0.70 per share and non-qualified options to purchase 428,600 shares at $0.70 per share to an executive officer of the Company. In September 2005, the Compensation Committee also issued non-qualified options to purchase 200,000 shares at $0.70 per share under the 1995 Plan to a non-employee of the Company. At December 31, 2005, no additional shares were available for future grants under the 1995 Plan.

        On June 2, 2004, the Board of Directors, adopted and approved the Company's 2004 Stock Incentive Plan (the "2004 Plan") for key employees of the Company. The 2004 Plan originally authorized grants of incentive stock options and non-qualified options to purchase up to an aggregate of 2,000,000 shares of Common Stock. On December 9, 2004, the Board of Directors adopted an amendment increasing the number of shares subject to the 2004 Plan to 7,000,000. In November 2004, incentive options to purchase 988,000 shares at a price of $0.74 were granted to non-executive employees of the Company. In December 2004, an incentive option to purchase 476,188 shares and a non-qualified option to purchase 1,523,812 shares at a price of $0.84 was granted to an executive employee of the Company. At December 31, 2005, 4,282,000 shares were available for future grants under the 2004 Plan.

Directors Stock Options

        On June 19, 2001, the Company granted options to certain directors of URI to purchase 300,000 shares of the Company's Common Stock at an exercise price of $0.22 per share. The grants were comprised of 200,000 options to replace the options that expired and were canceled in 2001 and 100,000 options granted to a newly elected director. All such options are immediately exercisable and are scheduled to expire June 19, 2011 or 30 days after the holder ceases to be a director of the Company or one year after such holder's death, whichever occurs first. None of these options have been exercised and 100,000 of these options were cancelled as of December 31, 2005.

        On June 2, 2004 the Company adopted the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"). Under the 2004 Directors' Plan, each non-employee director on the date the Plan was adopted was granted an option to purchase three hundred thousand (300,000) shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time will be granted an option to purchase 100,000 shares of Common Stock and, each Non-Employee Director shall be granted an option to purchase one hundred thousand (100,000) shares either, (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year. The 2004 Directors' Plan replaces an earlier plan that expired in 2004. At December 31, 2004, there were outstanding options for the exercise of 10,000 shares under the old plan.

        In June 2005, at the annual meeting of the stockholders of the Company, each of the non-employee directors of the Company was granted an option under the 2004 Directors Plan to purchase 100,000 shares of the Company's common stock at an exercise price of $0.45 per share. Each of the two non-employee directors holds options covering 400,000 shares under the 2004 Directors' Plan at December 31, 2005. At December 31, 2005, 4,200,000 shares were available for future grants under the 2004 Directors' Plan.

Options Issuable for Deferred Compensation

        The Company has a 1999 Deferred Compensation Plan (the "1999 Plan") and Deferred Compensation Plans for 2000-2001, 2002, 2003 and 2004 (the "2000-2004 Plans") whereby executive officers and directors were permitted to defer up to 100% of their compensation for the years 1999-2004.

        Under the 1999 Deferred Compensation Plan (the "1999 Plan"), executive officers and directors of the Company and its subsidiaries were permitted to defer until January 11, 2006 up to 100% of their 1999 salary. At the time of the deferral election, a participant could elect to receive payment of up to 100% of the deferred amount of salary in shares of our Common Stock. A total of approximately $242,000 was deferred under the 1999 Plan of which $133,450 was paid by issuing 355,861 shares of Common Stock at $0.375 per share. As of December 31, 2005, approximately $108,000 remains outstanding as deferred compensation under the 1999 Plan.

        Under the 2000-2004 Plans, the executive officers and directors were permitted to defer up to 100% of their 2000, 2001, 2002, 2003 and 2004 salary with payment thereof to be made on January 11, 2006. On or before that date, the participant may elect to receive the deferred amount in shares of our Common Stock valued at $0.20 per share. A total of $829,000 was deferred under the 2000-2004 Plans of which $95,300 was paid in 2004 by issuing 476,500 shares of Common Stock at $0.20 per share. As of December 31, 2005, approximately $681,000 remains outstanding as deferred compensation under the 2000-2004 Plans.

        In December 2005, the 1999 Plan and the 2000-2004 Plans were amended, extending the election of the participants under the plans to receive their deferred compensation until January 11, 2011. All of the participants elected to defer their election to such date.

Market for Common Stock

        From August 22, 2001 until June 24, 2003, we were quoted on the OTC Bulletin Board ("OTCBB"). From June 25, 2003 until October 14, 2004 we were quoted on the Pink Sheets. Since October 15, 2004, we have been quoted on both the OTCBB and the Pink Sheets.

9. STOCK-BASED COMPENSATION PLANS

        The Company maintains four stock option plans, the 1995 Stock Incentive Plan, the 2004 Stock Incentive Plan, the Directors' Stock Option Plan and the 2004 Directors' Stock Option Plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost is generally recognized. Had compensation cost for these plans been determined consistent with FAS 148, the Company's net loss and loss per share ("EPS") for each of the years ended December 31, 2005 and 2004, respectively, would have been adjusted to the following pro forma amounts:

	2005	2004
		(Restated)
Net Loss: As reported	$(35,030,731)	$(15,864,756)
Pro forma stock based compensation costs under the fair value method, net of tax	(430,255)	(27,458)
Pro forma	$(35,460,986)	$(15,892,214)
Basic EPS:
As reported	$(0.24)	$(0.14)
Pro forma	$(0.24)	$(0.14)
Diluted EPS:
As reported	$(0.24)	$(0.14)
Pro forma	$(0.24)	$(0.14)

        The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model.

        The following are the weighted average ranges for assumptions used for grants in 2005: Expected volatility of 150% and risk-free interest rates of 4.0%-4.5%. An expected life of 9.2 years was used for options granted to the employees and directors. The weighted average fair value of options granted in 2005 ranged from $0.45 to $0.78 per share.

        The following are the weighted average ranges for assumptions used for grants in 2004: Expected volatility of 149%-179% and risk-free interest rates of 4.2%-5.0%. The range of the expected life of 5.7-9.4 years was used for options granted to the employees and directors. The weighted average fair value of options granted in 2004 ranged from $0.29 to $0.84 per share.

        On June 2, 2004, 6,750,000 options were granted to officers at an exercise price of $0.29 per share. Stock compensation expense of $444,000 was recorded in June 2005 (the date an amendment to the stock option plan was approved by the Company's stockholders) and is reflected in the Consolidated Statements of Operations under general and administrative expenses for the year ended December 31, 2005. On September 28, 2005, 200,000 were granted to a non-employee of the Company for services provided to the Company. Stock compensation expense of $138,000 is reflected in the Consolidated Statements of Operations under general and administrative expenses for the year ended December 31, 2005.

        The Directors' Stock Option Plan provides for the grant of 20,000 stock options to each of the non-employee directors along with additional annual grants of stock options upon re-election as directors at the Company's annual meeting or at June 1 of each year if no annual meeting is held. Also, on January 15, 1992, the Board of Directors approved the grant of 577,248 stock options under the Employees' Stock Option Plan. All of the previously outstanding options were canceled upon the effectiveness of the new options. All of the options covered by this grant have been exercised or have expired unexercised at December 31, 2004.

        On June 2, 2004 the Company adopted the 2004 Directors' Stock Option Plan (the "2004 Directors' Plan"). Under the 2004 Directors' Plan, each non-employee director on the date the Plan is adopted shall be granted an option to purchase three hundred thousand (300,000) shares of Common Stock. Each non-employee Director elected or appointed to the Board of Directors for the first time is granted an option to purchase 100,000 shares of Common Stock and, each Non-Employee Director shall be granted an option to purchase one hundred thousand (100,000) shares either (a) upon his or her reelection at an annual meeting of the Company's stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year.

        On August 10, 1994, the Board of Directors increased the available options under the Employees' Stock Option Plan and the Directors' Stock Option Plan to 850,000 and 150,000 options, respectively. All of the options covered by this grant have been exercised or have expired unexercised at December 31, 2005. On October 11, 1995, the Board of Directors elected to discontinue grants under the Employees' Stock Option Plan with the adoption of a stock incentive plan covering key employees (the "1995 Stock Incentive Plan"). The 1995 Stock Incentive Plan provides for the grant of a maximum of 750,000 stock options. These options may be qualified or nonqualified. On June 5, 1998, the Company's stockholders elected to increase the available options under the 1995 Stock Incentive Plan to 1,250,000 options. During 2000, the Company's board of directors elected to increase the available options under the 1995 Stock Incentive Plan to 4,000,000, subject to stockholder approval. Such approval was received in March 2001. During 2004, the Company's board of directors elected to increase the available options under the 1995 Stock Incentive Plan to 12,000,000, subject to stockholder approval. Such approval was received in June 2005.

        On June 2, 2004, the Board of Directors, subject to obtaining the approval of stockholders, adopted and approved the Company's 2004 Stock Incentive Plan (the "2004 Plan") for key employees of the Company. The 2004 Plan enables the Company to provide incentives to employees to perform well in a difficult and rapidly changing environment in the Uranium mining industry. The 2004 Plan originally authorized grants of incentive stock options and non-qualified options to purchase up to an aggregate of 2,000,000 shares of Common Stock. On December 9, 2004, the Board of Directors adopted an amendment increasing the number of shares subject to the 2004 Plan to 7,000,000. Such approval was received in June 2005.

        As of December 31, 2005, there are 11,444,255 options outstanding under the 1995 Stock Incentive Plan and 4,282,000 granted under the 2004 Stock Incentive Plan.

        Additional details about the options granted under the stock option plans are as follows:

			At December 31, 2005
Date of Grant	Exercise Price	Options Granted	Options Available for Exercise	Options Exercised	Options Canceled	Options Outstanding
January 15, 1992	$2.94	617,248	—	327,625	289,623	—
May 22, 1992	$3.00	2,000	—	1,000	1,000	—

Balances at Dec. 31, 1992		619,248	—	328,625	290,623	—

February 26, 1993	$2.50	10,000	—	2,500	7,500	—
May 27, 1993	$3.50	2,000	—	500	1,500	—

Balances at Dec. 31, 1993		631,248	—	331,625	299,623	—

July 11, 1994	$4.38	20,000	—	—	20,000	—
August 10, 1994	$4.25	140,000	—	1,000	139,000	—
December 15, 1994	$5.88	3,000	—	—	3,000	—

Balances at Dec. 31, 1994		794,248	—	332,625	461,623	—

February 24, 1995	$4.13	210,000	—	—	210,000	—
April 12, 1995	$3.88	10,000	—	—	10,000	—

May 26, 1995	$3.75	40,000	—	—	40,000	—
August 16, 1995	$8.38	100,000	—	—	100,000	—
August 31, 1995	$6.88	127,508	—	—	127,508	—
October 11, 1995	$6.94	35,000	—	—	35,000	—
December 19, 1995	$5.50	3,000	—	—	3,000	—

Balances at Dec. 31, 1995		1,319,756	—	332,625	987,131	—

February 22, 1996	$9.75	178,810	58,420	—	120,390	58,420
May 29, 1996	$17.00	3,000	2,000	—	1,000	2,000
May 30, 1996	$16.13	75,000	—	—	75,000	—
July 22, 1996	$11.13	50,000	—	—	50,000	—

Balances at Dec. 31, 1996		1,626,566	60,420	332,625	1,233,521	60,420

February 10, 1997	$7.125	182,405	57,300	—	125,105	57,300
April 1, 1997	$5.50	55,000	55,000	—	—	55,000
May 1, 1997	$5.00	3,000	2,000	—	1,000	2,000

Balances at Dec. 31, 1997		1,866,971	174,720	332,625	1,359,626	174,720

February 23, 1998	$2.9375	172,000	94,000	—	78,000	94,000
June 5, 1998	$2.50	3,000	2,000	—	1,000	2,000

Balances at Dec. 31, 1998		2,041,971	270,720	332,625	1,438,626	270,720

June 18, 1999	$0.25	2,000	2,000	—	—	2,000

Balances at Dec. 31, 1999		2,043,971	272,720	332,625	1,438,626	272,720

September 27, 2000	$0.20	2,250,000	2,026,735	223,265	—	2,026,735

Balances at Dec. 31, 2000		4,293,971	2,299,455	555,890	1,438,626	2,299,455

February 28, 2001	$0.19	475,500	152,800	291,300	31,400	152,800
June 19, 2001	$0.22	20,000	—	—	20,000	—

Balances at Dec. 31, 2001		4,789,471	2,452,255	847,190	1,490,026	2,452,255

Balances at Dec. 31, 2002		4,789,471	2,452,255	847,190	1,490,026	2,452,255

June 1, 2003	$0.04	3,000	800	—	1,000	2,000

Balances at Dec. 31, 2003		4,792,471	2,453,055	847,190	1,491,026	2,454,255

June 2, 2004	$0.29	600,000	150,000	—	—	600,000

June 2, 2004	$0.29	6,750,000	2,611,532	—	—	6,750,000

November 12, 2004	$0.74	988,000	359,000	—	270,000	718,000

December 7, 2004	$0.84	2,000,000	1,000,000	—	—	2,000,000

Balances at Dec. 31, 2004		15,130,471	6,573,587	847,190	1,761,026	12,522,255

June 1, 2005	$0.45	200,000	—	—	—	200,000

September 28, 2005	$0.70	1,200,000	450,000	—	—	1,200,000

October 6, 2005	$0.78	1,050,000	262,500	—	—	1,050,000

Balances at Dec. 31, 2005		17,580,471	7,286,087	847,190	1,761,026	14,972,255

        The exercise price for the options granted under the stock option plans has been the fair market value of the Common Stock on the date granted. The terms of the options provide that no options may be exercised for one year after grant, and then for ratable exercise over the subsequent four-year period, with a total exercisable period of ten years.

        The exercise price for the options granted under the 1995 Stock Incentive Plan has been the fair market value of the Common Stock on the date granted. The terms of the options are determined by the Board of Directors upon grant; however, no options may be exercised after a period of ten years. The weighted average fair value of options granted in 2005 and 2004 was $0.71 and $0.45, respectively.

10. FEDERAL INCOME TAXES

        The deferred federal income tax asset (liability) consists of the following:

	December 31,
	2005	2004
Property development costs—net of amortization	$7,552,000	$7,860,000
Accelerated depreciation	62,000	75,000
Restoration reserves	1,087,000	812,000
Derivative valuation allowance	15,919,000	5,388,000
Net operating loss and percentage depletion carryforwards	51,343,000	47,593,000
Valuation allowance and other—net	(75,963,000)	(61,728,000)

Total deferred income tax asset (liability)	$0	$0

        Major items causing the Company's tax provision to differ from the federal statutory rate of 34% were:

	For the Twelve Months Ended December 31,
	2005		2004 (Restated)
	Amount	Amount	Amount	% of Pretax Income
Pretax loss	$(35,086,678)	—	$(15,864,756)	—
Pretax loss times statutory tax rate	(11,929,000)	(34)%	(5,394,000)	(34)%
Increases in taxes resulting from:
Change in valuation allowance	11,929,000	34%	5,394,000	34%

Income tax benefit	$0	0%	$0	0%

        The Company's net operating loss carryforwards generated in 2005 and in prior years have generally been valued, net of valuation allowance, at Alternative Minimum Tax ("AMT") rates imposed by the Tax Reform Act of 1986. It is assumed that these deferred tax assets will be realized at such rates.

        At December 31, 2005, approximately $67,773,000 of percentage depletion (available for regular tax purposes) had not been utilized to offset book income and is available to carry forward to future accounting periods.

        The Company also has available for regular federal income tax purposes at December 31, 2005 estimated net operating loss ("NOL") carryforwards of approximately $51,287,000 which expire primarily in 2006 through 2026, if not previously utilized. Following the issuance of the Company's Common Stock in 2001, use of the Company's NOL will be severely limited on an annual and aggregate basis. For this reason, the NOL is not included as a deferred tax asset in the table above.

11. OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS

        Other long-term liabilities and deferred credits on the balance sheet consisted of:

	December 31,
	2005	2004
Reserve for future restoration and reclamation costs (Asset Retirement Obligations), net of current portion of $1,061,491 in 2005 and $1,200,327 in 2004 (Note 1)	$2,533,787	$2,209,966
Royalties payable	500,000	500,000
Deferred compensation	789,228	841,878

	$3,823,015	$3,551,844

        The following table shows the change in the balance of the restoration and reclamation liability (Asset Retirement Obligation) during the years ended December 31, 2005 and 2004:

	Year Ended December 31
	2005	2004
Reserve for future restoration and reclamation costs at January 1,	$3,410,293	$3,480,656
Additions	339,771	317,675
Changes in cash flow estimates	620,774	—
Costs incurred	(975,924)	(571,705)
Accretion expense	200,364	183,667

Reserve for future restoration and reclamation costs at December 31,	$3,595,278	$3,410,293

12. COMMITMENTS AND CONTINGENCIES

        The Company's mining operations are subject to federal and state regulations for the protection of the environment, including water quality. These laws are constantly changing and generally becoming more restrictive. The ongoing costs of complying with such regulations have not been significant to the Company's annual operating costs. Future mine closure and reclamation costs are provided for as each pound of uranium is produced on a unit-of-production basis. The Company reviews its reclamation obligations each year and determines the appropriate unit charge. The Company also evaluates the status of current environmental laws and their potential impact on their accrual for costs. The Company believes its operations are in compliance with current environmental regulations.

        The Company is from time to time involved in various legal proceedings of a character normally incident to its business. Management does not believe that adverse decisions in any pending or threatened proceedings will have a material adverse effect on the Company's financial condition or results of operations.

13. RESTATEMENT OF FINANCIAL STATEMENTS

        The financial statements for the year ended December 31, 2004 have been restated to give effect for fair value accounting of certain uranium sales contracts under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company determined that its long-term uranium sales contracts meet the definition of derivative financial instruments for financial statement and reporting purposes, and the financial statements have been restated as December 31, 2004, to record these contracts at fair value.

        The impact of such restatement to the financial statements at December 31, 2004 are:

	As Originally Presented	As Restated
Consolidated Balance Sheet
Liabilities and Shareholders Equity (Deficit)
Unrealized loss on derivatives, current portion	$—	$4,406,134
Total current liabilities	$2,036,522	$6,442,656
Unrealized loss on derivatives, net of current portion	$—	$11,439,976
Accumulated deficit	$(60,102,822)	$(75,948,932)
Total shareholders equity (deficit)	$553,414	$(15,292,696)
Consolidated Statement of Operations
Unrealized loss on derivatives	$—	$13,111,772
Total cost of uranium sales	$1,814,272	$14,926,044
Loss from operations before corporate expenses	$(804,989)	$(13,916,761)
Loss from operations	$(2,811,416)	$(15,923,188)
Loss before accounting change	$(2,752,984)	$(15,864,756)
Net loss	$(2,752,984)	$(15,864,756)
Loss before accounting change per common share:
Basic and Fully Diluted	$(0.02)	$(0.14)
Net loss per common share:
Basic and Fully Diluted	$(0.02)	$(0.14)
Consolidated Statement of Shareholders Equity (Deficit)
Net loss	$(2,752,984)	$(15,864,756)
Accumulated deficit	$(60,102,822)	$(75,948,932)
Consolidated Statement of Cash Flows
Net loss	$(2,752,984)	$(15,864,756)
Unrealized loss on derivatives	$—	$13,111,772

14. SUBSEQUENT EVENTS

  Amendment to Uranium Sales Contracts

        In March 2006 we entered into a new contract with Itochu and a new contract with UG that supersede the existing contracts. Each of the new contracts calls for delivery of one-half of our actual production from our Vasquez property and other properties in Texas currently owned or hereafter acquired by the Company (excluding certain large potential exploration plays). The terms of such contracts are summarized below.

        The Itochu Contract.    Under the Itochu contract all production from the Vasquez property will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $6.50 per pound, with a floor for the spot price of $37 and a ceiling of $46.50. Other Texas production will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $7.50 per pound, with a floor for the spot price of $37 and a ceiling of $43. On non-Vasquez production the price paid will be increased by 30% of the difference between actual spot price and the $43 ceiling up to and including $50 per pound. If the spot price is over $50 per pound the price on all Texas production will be increased by 50% of such excess. The floor and ceiling and sharing arrangement over the ceiling applies to 3.65 million pounds of deliveries, after which there is no floor or ceiling. Itochu has the right to cancel any deliveries on six-month's notice.

        We have also entered into a letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico. See "Joint Venture for Churchrock Property." We anticipate entering into a definitive joint venture agreement with Itochu by July 1, 2006. If the Company fails to use good faith efforts to negotiate and enter into such definitive agreement, the foregoing terms will terminate and the original contract terms will be reinstated effective for all deliveries after the occurrence of such determination. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study, currently anticipated to occur around the end of 2006. If Itochu should terminate the venture at that time, we would no longer receive the additional price of 30% of the excess over $43 per pound outlined above. If we should terminate the venture at that time, the original contract terms will be reinstated from that time forward.

        The UG Contract.    Under the UG contract all production from the Vasquez property and other Texas production will be sold at a price equal to the month-end long-term contract price for the second month prior to the month of delivery less $6 per pound until (i) 600,000 pounds have been sold in a particular delivery year and (ii) an aggregate of 3 million pounds of Uranium has been sold. After the 600,000 pounds in any year and 3 million pounds total have been sold, UG will have a right of first refusal to purchase other Texas production at a price equal to the average spot price for a period prior to the date of delivery less 4%. In consideration of UG's agreement to restructure its previously existing contract, we have agreed to pay UG $12 million in cash, subject to our ability to raise the cash. We are actively seeking the required funding.

Joint Venture for Churchrock Property

        We have entered into a non-binding letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico, under which Itochu will fund all development costs currently estimated at $32 million, primarily through a debt facility that it will provide. Itochu and the Company will split the profits 50-50 and the Company will be the Managing Partner and receive a management fee. For revenues in excess of $30 per pound, the Company will receive additional payments under the joint venture. The Company estimates that the Churchrock property will yield about 12 million pounds of uranium. These terms are subject to the parties negotiating and signing a definitive agreement, and the parties are working towards the preparation and signing of the agreement by July 1, 2006. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study. Itochu is funding $675,000 for the cost of the study.

Impact of Amended Sales Contracts on Derivatives

        The Company's long-term uranium sales contracts prior to their amendment in March 2006 met the definition of derivative financial instruments for financial statement reporting purposes and are recorded on the balance sheet at December 31, 2005 at fair value. Changes in the Company's derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the delivery obligations under the uranium sales contracts. Both of the amended contracts obligate the Company to deliver 50% of its uranium production to each customer, and is does not obligate the Company to deliver any uranium in excess of it's production.

        The Company is currently assessing the impact these amendments will have on its financial statements for 2006, including the impact on the recorded valuation of derivatives associated with the Company's existing sales contracts prior to their amendment.

Reverse Stock Split

        On March 29, 2006 the Company's Board of Directors declared a 1 for 4 reverse stock split for stockholders of record on April 10, 2006. The split was approved by stockholders at the 2005 Annual Meeting of Stockholders.